                          Dated as of December 14, 1995

                      BANK OF MONTREAL - BANQUE DE MONTREAL

                                       and

                      THE TRUST COMPANY OF BANK OF MONTREAL
                     - SOCIETE DE FIDUCIE BANQUE DE MONTREAL

                                 TRUST INDENTURE

                                TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------
ARTICLE 1
   INTERPRETATION
   SECTION 1.1     Definitions ......................................       2
   SECTION 1.2     Meaning of "outstanding" for Certain Purposes ....       5
   SECTION 1.3     Interpretation not Affected by Headings, etc. ....       6
   SECTION 1.4     Applicable Law ...................................       6
   SECTION 1.5     Debentureholders .................................       6
   SECTION 1.6     Dollar Amounts ...................................       6

ARTICLE 2
   ISSUE OF DEBENTURES
   SECTION 2.1     Limit of issue ...................................       7
   SECTION 2.2     Subordinated indebtedness ........................       7
   SECTION 2.3     Issuance in Series ...............................       7
   SECTION 2.4     Form of Debentures ...............................       8
   SECTION 2.5     Form and Terms of Series 19 Debentures ...........       9
   SECTION 2.6     Issue of Series 19 Debentures ....................      10
   SECTION 2.7     Creation and Issue of Additional Debentures ......      11
   SECTION-2.8     Signing of Debentures ............................      12
   SECTION 2.9     Certification by Trustee .........................      12
   SECTION 2.10    Interim Debentures ...............................      12
   SECTION 2.11    Cancellation of Matured Coupons ..................      13
   SECTION 2.12    Issue in Substitution for Lost Debentures ........      13

ARTICLE 3
   REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF DEBENTURES
   SECTION 3.1     Registration and Transfer of Debentures ..........      14
   SECTION 3.2     Exchange of Debentures ...........................      16
   SECTION 3.3     Charges for Registration, Transfer and Exchange ..      16
   SECTION 3.4     Limitation on obligation to Effect Transfers or
                   Exchanges ........................................      16


                                        I

   SECTION 3.5     Register Open for Inspection .....................      17
   SECTION 3.6     Ownership of Debentures and Coupons ..............      17
   SECTION 3.7     Global Debenture .................................      18
   SECTION 3.8     Limitation on Transfer and Exchange of Global
                   Debenture ........................................      19
   SECTION 3.9     Interest on Fully Registered Debentures ..........      20

ARTICLE 4
   RANKING AND SUBORDINATION OF DEBENTURES
   SECTION 4.1     Debentures Subordinated to Deposit Liabilities and
                   Other Indebtedness ...............................      21
   SECTION 4.2     Further Assurances of Subordination ..............      21

ARTICLE 5
   REDEMPTION AND PURCHASE OF DEBENTURES
   SECTION 5.1     General ..........................................      21
   SECTION 5.2     Restriction on Redemption of Series 19
                   Debentures .......................................      22
   SECTION 5.3     Places of Payment ................................      22
   SECTION 5.4     Notice of Redemption .............................      22
   SECTION 5.5     Payment of Redemption Price ......................      23
   SECTION 5.6     Purchase of Series 19 Debentures .................      24
   SECTION 5.7     Cancellation of Debentures .......................      24

ARTICLE 6
   CONVERSION OF SERIES 19 DEBENTURES INTO NEW DEBENTURES
   SECTION 6.1     Conversion Option ................................      24
   SECTION 6.2     Supplemental Indenture for New Debentured ........      25
   SECTION 6.3     Exercise of the Conversion Option ................      25
   SECTION 6.4     Issues of New Debenture ..........................      25
   SECTION 6.5     Trustee's Decision Final .........................      25
   SECTION 6.6     Cancellation of Series 19 Debentures .............      25
   SECTION 6.7     Delivery of Legal Opinion and Certificate of the
                   Bank .............................................      26

ARTICLE 7
   COVENANTS OF THE BANK
   SECTION 7.1     General Covenants ................................      28
   SECTION 7.2     Trustee's Remuneration and Expenses ..............      28


                                       II

   SECTION 7.3     Not to Accumulate Interest .......................      28
   SECTION 7.4     Restriction on Senior indebtedness ...............      29
   SECTION 7.5     Annual Certificate of Compliance .................      29
   SECTION 7.6     Trustee may Perform Covenants ....................      29
   SECTION 7.7     Notification of Subordinated Indebtedness
                   Default ..........................................      30

ARTICLE 8
   DEFAULTS AND ENFORCEMENT
   SECTION 8.1     Events of Default ................................      30
   SECTION 8.2     Notice of Events of Default ......................      30
   SECTION 8.3     Acceleration on Default ..........................      31
   SECTION 8.4     Bank Act Early Payment Restrictions ..............      31
   SECTION 8.5     Waiver of Default ................................      31
   SECTION 8.6     Right of Trustee to Enforce Payment ..............      32
   SECTION 8.7     Proceedings by the Trustee .......................      32
   SECTION 8.8     Suits by Debentureholders ........................      33
   SECTION 8.9     Application of Moneys Received by Trustee ........      34

   SECTION 8.10    Distribution of Proceeds .........................      35
   SECTION 8.11    Receipt of Debentureholders Good Discharge .......      36
   SECTION 8.12    Remedies Cumulative ..............................      36
   SECTION 8.13    Trustee Appointed Attorney .......................      36
   SECTION 8.14    Limitation of Liability ..........................      36
   SECTION 8.15    Judgment Against the Bank ........................      36

ARTICLE 9
   SATISFACTION AND DISCHARGE
   SECTION 9.1     Cancellation and Destruction .....................      37
   SECTION 9.2     Non-Presentation of Debentures and Coupons .......      37
   SECTION 9.3     Repayment of Unclaimed Moneys to Bank ............      38
   SECTION 9.4     Release from Covenants ...........................      38

ARTICLE 10
   SUCCESSOR BANK
   SECTION 10.1    Certain Requirements .............................      39
   SECTION 10.2    Vesting of Powers in Successor Bank ..............      40


                                       III

ARTICLE 11
   MEETINGS OF DEBENTUREHOLDERS
   SECTION 11.1    Right to Convene Meeting .........................      40
   SECTION 11.2    Notice ...........................................      40
   SECTION 11.3    Chairperson ......................................      40
   SECTION 11.4    Quorum ...........................................      41
   SECTION 11.5    Power to Adjourn .................................      41
   SECTION 11.6    Show of Hands ....................................      41
   SECTION 11.7    Poll .............................................      41
   SECTION 11.8    Voting ...........................................      41
   SECTION 11.9    Regulations Respecting Unregistered Debentures
                   and proxies ......................................      42
   SECTION 11.10   Bank and Trustee may be Represented ..............      43
   SECTION 11.11   Powers Exercisable by Extraordinary Resolution ...      43
   SECTION 11.12   Powers Cumulative ................................      45
   SECTION 11.13   Meaning of "Extraordinary Resolution" ............      46
   SECTION 11.14   Minutes ..........................................      46
   SECTION 11.15   Instruments in Writing ...........................      47
   SECTION 11.16   Binding Effect of Resolutions ....................      47
   SECTION 11.17   Serial Meetings ..................................      47

ARTICLE 12
   SUPPLEMENTAL INDENTURES
   SECTION 12.1    Execution of Supplemental Indentures .............      49
   SECTION 12.2    No Conflict with Supplemental indenture ..........      50

ARTICLE 13
   CONCERNING THE TRUSTEE"
   SECTION 13.1    Trust Indenture Legislation ......................      50
   SECTION 13.2    Rights and Duties of Trustee .....................      51
   SECTION 13.3    Evidence of Compliance ...........................      51
   SECTION 13.4    Evidence, Experts and Advisers ...................      53
   SECTION i3.5    Documents, Moneys, etc., Held by Trustee .........      55
   SECTION 13.6    Action by Trustee to Protect Interests ...........      55
   SECTION 13.7    Trustee not Required to Give Security ............      56
   SECTION 13.8    Protection of Trustee ............................      56
   SECTION 13.9    Replacement of Trustee ...........................      57
   SECTION 13.10   Conflict of Interest .............................      58
   SECTION 13.11   Acceptance of Trust ..............................      58


                                       IV

ARTICLE 14
   NOTICES
   SECTION 14.1    Notice to Debentureholders .......................      58
   SECTION 14.2    Notice to the Trustee ............................      59
   SECTION 14.3    Notice to the Bank ...............................      59
   SECTION 14.4    Mail Service Interruption ........................      59

ARTICLE 15
   FORMS OF SERIES 19 DEBENTURES
   SECTION 15.1    Form of Series 19 Debentures .....................      60

ARTICLE 16
   EXECUTION
   SECTION 16.1    Counterparts and Formal Date .....................      70


                                        V

          THIS INDENTURE made as of the 14th day December of 1995

BETWEEN

     BANK OF MONTREAL - BANQUE DE MONTREAL, a Canadian chartered bank (hereinafter called the "Bank"),

                                                              OF THE FIRST PART,

                                      And-

     THE TRUST COMPANY OF BANK OF MONTREAL -
     SOCIETE DE FIDUCIE BANQUE DE MONTREAL, a trust company incorporated under the laws of Canada (hereinafter called the "Trustee"),

                                                              OF THE SECOND PART

     WHEREAS under the provisions of the Bank Act, the Bank may borrow money by the issue of indebtedness, described therein as subordinated indebtedness, in accordance with the provisions of the Bank Act.

     WHEREAS the Bank deems it desirable for its corporate purposes to create and issue from time to time subordinated indebtedness, herein defined as "Debentures", to be constituted in the manner hereinafter appearing and

     WHEREAS all things necessary have been done and performed to make the Debentures, and the instruments evidencing the same, when certified by the Trustee and issued as in this Trust Indenture provided valid, binding and legal obligations of the Bank with the benefits and subject to the terms of the Trust Indenture;

     AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Bank and not by the Trustee;

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

                                    ARTICLE 1

                                 INTERPRETATION

SECTION 1.1. Definitions. In this Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

     "additional Debentures" means any Debentures other than and in addition to the Series 19 Debentures;

     "affiliate" means when used with respect to a specified person, another person that, directly or indirectly, controls or is controlled by or is under common control with the person specified and, for purposes of this definition, "control" means the beneficial ownership, directly or indirectly, of shares of the subject person to which are attached more than 50% of the votes that may be cast to elect directors of the subject person and "controlling" and "controlled" have corresponding meanings;

     "applicable regulations" has the meaning ascribed thereto in Section 11.9;

     "Bank" means the Party of the First Part and every successor bank which shall have complied with the provisions of Article 10;

     "Bank Act" means the Bank Act (Canada), being Chapter 46 of the Revised Statutes of Canada, 1991, and any Act that may be substituted therefor, as from time to time amended; and reference to a particular section of the Bank Act includes reference to a section of similar effect in any such substituted or amended Act;

     "Business Day" shall mean a day on which banks are open for business in Toronto and which is not a Saturday or a Sunday.

     "certificate of the Bank" means a written certificate signed in the name of the Bank by its chief executive officer, its president, any vice-chairman or any vice-president together with its secretary or another vice-president or an assistant secretary, and may consist of one or more instruments so executed;

     "certified resolution" means a copy of a resolution certified by the secretary or an assistant secretary of the Bank to have been duly passed by the board of directors of the Bank or, when duly empowered, by a committee of the board, and to be in full force and effect on the date of such certification;

     "coupon Debentures" means Debentures which are issued with interest coupons attached;

     "coupons" means the interest coupons attached or appertaining to coupon Debentures;

     "counsel" means a barrister or solicitor or firm of barristers and solicitors retained by the Trustee or retained or employed by the Bank and acceptable to the Trustee;

     "Debentureholders" or "holders" means as regards registered Debentures the several persons for the time being entered in the registers hereinafter mentioned as holders thereof and as regards unregistered Debentures the bearers thereof for the time being;

     "Debentures" means any Debentures created, issued and executed by the Bank and certified and delivered by the Trustee from time to time pursuant to this Trust Indenture and any additional Debentures created under an instrument supplemental to this Trust Indenture, including, interim Debentures, definitive Debentures, coupon Debentures, fully registered Debentures, registered Debentures and unregistered Debentures;

     "Debentureholders' Request" means an instrument signed in one or more counterparts by the holder or holders of not less than 25% in principal amount of the Debentures, or in certain circumstances of any particular series, outstanding for the time being, requesting the Trustee to take some action or proceeding specified therein;

     "definitive Debentures" means certificates evidencing Debentures in the form specified in or provided for in this Trust Indenture or in a supplemental instrument thereto;

     "Depository" means with respect to any subsequent series of Debentures issuable in whole or in part in the form of one or more global Debentures, the person designated as Depositary by the Bank pursuant to subsection 3.7 hereof until a successor Depositary shall have become such pursuant to the applicable provisions of this Trust Indenture, and thereafter the term "Depositary" shall mean or include each person who is then a Depositary hereunder and if at any time there is more than one such person, the term "Depositary" as used with respect to the Debentures of any series shall mean the Depositary with respect to the Debentures of such series.

     "director" means a director of the Bank for the time being, and reference to action by the directors means action by the directors of the Bank as a board or, whenever duly empowered, action by a committee of the board;

     "Event of Default" has the meaning attributed to it in Section 8.1;

     "Existing Trust Indentures" means, collectively:

(i) the trust indenture dated as of February 1, 1978 between the Bank and The Royal Trust Company, as trustee, providing for the issuance of debentures of the Bank, as amended and supplemented by seventeen supplemental indentures thereto;

(ii) the trust indenture dated as of July 23, 1986 between the Bank and The Royal Trust Company, as trustee, providing for the issuance of debentures of the Bank;

(iii) the fiscal and paying agency agreement dated as of September 1, 1988 between the Bank and Bank of Montreal Trust Company, as fiscal agent, providing for the issuance of notes of the Bank through its Chicago Branch;

(iv) the fiscal and paying agency agreement dated of September 15, 1993, between the Bank and Bank of Montreal Trust Company, as fiscal agent, providing for the issuance of notes of the Bank through its Chicago Branch; and

(v) the fiscal and paying agency agreement dated as of April 6, 1995, between the Bank and Bank of Montreal Trust Company, as fiscal agent, providing for the issuance of notes of the Bank through its Chicago Branch.

     "Extraordinary Resolution" has the meaning attributed to it in Section
11.13;

     " fully registered Debentures" means Debentures without coupons which are registered as to principal and interest;

     "Indebtedness" at any time means all deposit liabilities of the Bank and all other liabilities and obligations of the Bank which in accordance with the accounting rules established for Canadian chartered banks issued under the authority of the Superintendent pursuant to the Bank Act or with generally accepted accounting principles (the primary source of which is the Handbook of the Canadian Institute of Chartered Accountants), as the case may be, would be included in determining the total liabilities of the Bank at such time, other than the liabilities for paid up capital, contributed surplus, retained earnings, and general reserves of the Bank;

     "interim Debentures" means the interim Debentures created and issued by the Bank and certified and delivered by the Trustee upon receipt of a written order of the Bank, in such form and denominations and signed in such manner as the Bank may approve, entitling the holders thereof to definitive Debentures when the same are ready for delivery;

     "Legal Representative" means, in respect of any Debentureholder, the Debentureholder's executors, administrators or other legal representatives or the attorney of the debentureholder duly appointed by instrument in writing;

     "officer" means, in relation to the Bank, the chief executive officer, the president, a vice-chairman, a vice-president, a secretary, a controller, the treasurer, and any other natural person designated as an officer of the Bank by by-law or resolution of the directors;

     "person" means an individual, a corporation, a partnership, a trust, a trustee or an unincorporated syndicate, or association or organization, a Legal Representative, Her Majesty in right of Canada or a province, an agency of Her Majesty in either of such rights and the government of a foreign country or any political subdivision thereof or any agency thereof; and pronouns have a similarly extended meaning;

     "registered Debentures" means and includes both fully registered Debentures and coupon Debentures registered as to principal only;

     "series" shall mean a series of Debentures created and issued pursuant to a supplemental instrument to this Trust Indenture and shall also include the Series 19 Debentures created and issued under this Trust Indenture;

     "subsidiary" means any company of which more than fifty percent (50%) of the outstanding shares which carry voting rights at all times (provided that ownership of such shares confers the right to elect at least a majority of the directors of such company) are for the time being held directly or indirectly by or for the Bank and includes any company in like relation to a subsidiary;

     "Superintendent" means the Superintendent of Financial Institutions Canada appointed pursuant to the Office of the Superintendent of Financial Institutions Act (Canada);

     "Trust Indenture", "herein", "hereby", "hereof" and similar expressions mean or refer to this indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article" and "section" followed by a number mean and refer to the specified Article or section of this indenture;

     "Trustee" means the Party of the Second Part, in its capacity as trustee under this Trust Indenture and its successors for the time being in the trusts hereby created;

     "unregistered, Debentures" means Debentures which are not registered;

     "written order of the Bank" means a written order signed in the name of the Bank by the chief executive officer, the president or any vice-chairman or any vice-president together with the secretary or another vice-president or an assistant secretary and may consist of one or more instruments so executed; and "written request of the Bank" has a similar meaning;

     Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders; and any reference in this Trust Indenture to any statute or section thereunder shall be deemed to be a reference to such statute or section or regulation as amended or re-enacted from time to time.

SECTION 1.2 Meaning of "outstanding" for Certain Purposes. Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or moneys for the redemption or payment thereof shall have been set aside under Section 9.2; or it shall have been redeemed or purchased by the Bank pursuant to Article 5, provided that:

(1) Debentures which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the principal amount thereof not redeemed or purchased pursuant to Article 5;

(2) where a new Debenture has been issued in substitution for a Debenture which has been mutilated, lost, stolen or destroyed, only the new Debenture shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(3) for the purpose of any provision of this Trust Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Trust Indenture, Debentures owned, directly or indirectly, or legally or equitably, by the Bank or any subsidiary or affiliate shall be disregarded except that:

     (a) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Debentures which the Trustee knows are so owned shall be so disregarded; and

     (b) Debentures so owned which have been pledged in good faith other than to the Bank or any subsidiary or affiliate shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures in his discretion fee from the control of the Bank or any subsidiary or affiliate.

SECTION 1.3 Interpretation not Affected by Headings, etc. The division of this Trust Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

SECTION 1.4 Applicable Law. This Trust Indenture and the Debentures and coupons shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respect as Ontario contracts.

SECTION 1.5. Debentureholders. The Debentureholders shall be deemed to have notice of, and shall be bound by, the provisions of this Trust Indenture.

SECTION 1.6 Dollar Amounts. Unless otherwise specified in the relevant section, all references to dollar amounts in this Trust Indenture will be deemed to be references to the lawful money of Canada.

                                    ARTICLE 2

                               ISSUE OF DEBENTURES

SECTION 2.1 Limit of Issue. Subject to the provisions of the Bank Act, the aggregate principal amount of Debentures which may be authorized hereunder is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

SECTION 2.2 Subordinated Indebtedness.

     (1) The Debentures are subordinated indebtedness as that term is defined in the Bank Act.

     (2) If and to the extent that any provision of this Trust Indenture or of the Debentures conflicts with a mandatory requirement of the Bank Act, such mandatory requirement shall prevail.

SECTION 2.3 Issuance in Series. The Debentures may be issued in one or more series subject to compliance with the provisions and conditions herein set forth. The Debentures of each series (except for the Series 19 Debentures which shall have the attributes and be subject to the provisions set out in this Trust Indenture) subject to the requirements of the Bank Act:

(a)  shall be limited to such aggregate principal amount;

(b)  shall bear such date or dates and mature on such date or dates;

(c)  shall bear interest at such rate or rates;

(d)  shall be in such denominations;

(e) shall be payable as to principal, interest and premium, if any, at such place or places and in such currency or currencies;

(f) may be redeemable before maturity in such manner and subject to payment of such premium or without premium;

(g)  may provide for such sinking or purchase fund, if any;

(h) may have attached thereto or issued therewith warrants entitling the holder to subscribe for or purchase shares or other securities of the Bank or otherwise upon such terms;

(i) may grant the holder the right to convert the same into other debentures, shares or other securities of the Bank or otherwise upon such terms;

(j) may contain such provisions for the interchange or transfer of Debentures of the same series of different denominations or forms;

(k) may contain provisions allowing the holder to require the Bank to redeem or repurchase all or any of such series of Debenture in such circumstances;

(l) may be issuable in global form with or without coupons, and, if so, the Depositary for such global Debentures and whether beneficial owners of interests in any such global Debenture may exchange such interests for definitive Debentures of such series and of like tenor of any authorized form and denomination and the circumstances under which, and the place or places where, any such exchanges may occur, if other than in the manner provided in Section 3.8 hereof; and

(m) may contain such other provisions, not inconsistent with the provisions of this Trust Indenture;

as may be determined by resolution of the directors passed at or prior to the time of the issue thereof and expressed (to such extent as the directors may deem appropriate) in the Debentures of such series or in an indenture supplemental hereto providing for the issuance of such Debentures.

SECTION 2.4 Form of Debentures. The Debentures of any series may be of different denominations and may consist in whole or in part of any one or more of fully registered Debentures, registered Debentures and unregistered Debentures and may contain such variations of tenor and effect, not inconsistent with the provisions of this Trust Indenture, as are incidental to such differences of denomination and form including variations in the provisions for the interchange of Debentures of different forms or denominations and in the provisions for the registration or transfer of Debentures and any series of Debentures may consist of Debentures having different dates of issue, different dates of maturity, different rates of interest and different redemption prices and may consist in part of sinking fund or purchase fund Debentures and in part of Debentures carrying no sinking fund or purchase fund. The Debentures of each particular series shall be designated and numbered in any manner prescribed by the Bank with the approval of the Trustee.

Subject to the foregoing provisions, and subject to any limitation as to the maximum principal amount of Debentures of any particular series, Debentures may be issued as part of any series of Debentures previously issued, in which case they shall bear the same designation and designating numbers as have been applied to such similar prior issue and shall be numbered consecutively upwards in respect of each denomination of Debentures in like manner and following the numbers of the Debentures of such prior issue.

All additional Debentures and the coupons, if any, appertaining thereto and the certificate of the Trustee endorsed upon such Debentures may be in such form or forms as the directors shall by resolution determine or authorize at the time of the first issue of any series or part of a series of such Debentures and as shall be approved by the Trustee, whose approval shall be conclusively evidenced by the certification thereof.

The Debentures of any series may be engraved, lithographed or printed, or partly in one form and partly in another as the directors shall by resolution determine; provided however that any printed Debentures may be exchanged for engraved or lithographed Debentures, when available, at the option of the holders thereof and without expanse to such holders.

SECTION 2.5 Form and Terms of Series 19 Debentures.

(1) The first series of Debentures authorized to be issued hereunder (herein sometimes referred to as "Series 19 Debentures") shall consist of and be limited to an aggregate principal amount of $125,000,000 and shall be designated "7.40% Debentures, Series 19 due 2011".

(2) With respect to the Series 19 Debentures, and unless there is something in the subject matter or context inconsistent therewith:

     "7:40% Debentures Series 19 Due 2011" and "Series 19 Debentures" means the $125,000,000 aggregate principal amount of 7.40% Debentures Series 19 Due 2011 referred to in Subsection 2.5(1) hereof including Debentures issued in substitution for any such Debentures.

     "90 day Bankers' Acceptance Rate", for any quarterly interest period, shall mean the average bid rate of interest (expressed as an annual percentage rate) for Canadian dollar bankers' acceptances with maturities of three months which appear on the Reuters Screen CDOR Page as of 10:00 a.m. Toronto time, on the first Business Day of such quarterly period; provided that if such rate does not appear on the Reuters Screen CDOR Page on such day, the 90 day Bankers' Acceptances Rate for such period shall be the average of the bid rates of interest (expressed as an annual percentage rate and rounded to the nearest one-hundred thousandth of 1.00%) for Canadian dollar bankers' acceptances with maturities of three months for same day settlement as quoted by such of the
Schedule I banks (as defined in the Bank Act) as may quote such a rate as of 10:00 a.m., Toronto time on the first Business Day of such quarterly interest period;

     "New Debentures" means the subordinated indebtedness of the Bank, which qualifies as regulatory capital of the Bank under the then current capital adequacy guidelines prescribed by the Superintendent for Canadian chartered banks, to be issued to holders of Series 19 Debentures upon the exercise of the Series 19 Conversion Option pursuant to Article 6 hereof and having the terms and conditions contemplated by such Article.

     "Reuters Screen CDOR Page" means the display designated as page "CDOR" on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for purposes of displaying Canadian dollar bankers' acceptance rates.

(3) The Series 19 Debentures shall be dated December 14, 1995 and shall mature on March 14, 2011, shall be redeemable prior to maturity as provided in Article 5 and may be convertible on March 14, 2006 into an equal aggregate principal amount of New Debentures as provided in Article 6.

(4) The Series 19 Debentures will bear interest at the rate of 7.40% per annum from and including the date of issue to but excluding March 14, 2006 payable monthly in arrears on the fourteenth day of each month, with overdue interest, if any, at the same rate after as well as before default in the payment of principal or interest. The first payment of interest will be made on January 14, 1996 and will represent interest from the date of issue.

(5) From March 14, 2006, the Series 19 Debentures will bear interest at a rate per annum equal to the 90 day Bankers' Acceptance Rate plus 1.00% payable quarterly in arrears on the fourteenth day of June, September, December and March in each year (the "interest Payment Dates") commencing June 14, 2006, with overdue interest, if any, in respect of any quarterly interest period at the same rate applicable to such quarterly interest period after as well as before default in payment of principal or interest. Interest for each quarterly interest period will be calculated on the basis of the actual number of days elapsed in each quarterly interest period divided by 365 or 366 in a leap year, as the case may be.

(6) The principal of the Series 19 Debentures and premium if any, shall be payable in lawful money of Canada at any branch in Canada of the Bank, at the option of the respective holders of the Series 19 Debentures, against surrender thereof. Interest on the Series 19 Debentures will be payable in accordance with
Section 3.9 hereof.

(7) The Series 19 Debentures shall be issuable as fully registered Debentures only without coupons and shall be in denominations of $1,000 and integral multiples thereof.

(8) The Series 19 Debentures shall be substantially in the form set out in
Article 15 hereof with such appropriate insertions, omissions, substitutions and variations as may be approved or permitted under the terms of this Trust Indenture or as the Trustee may approve; shall be in both the English and French languages; and shall bear such distinguishing letters and numbers as the Trustee shall approve.

SECTION 2.6 Issue of Series 19 Debentures. The Series 19 Debentures in an aggregate principal amount of $125,000,000 shall be created, issued and executed by the Bank and delivered to the Trustee and shall be certified by the Trustee and delivered to or to the written order of the

Bank, without the Trustee receiving any consideration therefor, upon receipt by and deposit with the Trustee of the documents provided for in Subsection 2.7(3) of this Trust Indenture.

The Trustee shall have no duty or responsibility with respect to the use or application of any of the Series 19 Debentures so certified and delivered or of the proceeds thereof

SECTION 2.7 Creation and Issue of Additional Debentures.

     (1) The directors may from time to time authorize the creation and issuance of one or more subsequent series of Debentures hereunder (herein sometimes referred to as "additional Debentures").

     (2) Before the issue of any Debentures of any such subsequent series the Bank shall execute and deliver to the Trustee an indenture supplemental hereto for the purpose of establishing the terms thereof and the forms and denominations in which they may be issued, together with a certified resolution authorizing the same, and the Trustee shall execute and deliver such supplemental indenture pursuant to Article 12.

     (3) Whenever any series of additional Debentures shall have been authorized as aforesaid the same may be from time to time executed by the Bank and delivered to the Trustee and, subject to Subsection (4), shall be certified by the Trustee and delivered by it to or to the order of the Bank upon receipt by and deposit with the Trustee of the following:

          (a) a certified resolution authorizing the creation and issue of such series and requesting that the Trustee certify and deliver a specified principal amount of Debentures of such series;

          (b) a certificate of the Bank that it is not in default in the performance of any of its covenants herein contained and that it has complied with all the requirements of the Bank Act and of this Trust Indenture in connection with the issue of the Debentures of which certification is requested;

          (c) a written order of the Bank for the certification and delivery by the Trustee of such Debentures; and

          (d)  an opinion of counsel conforming to the requirements of Section
               13.3 dated the date of such certification and delivery that all requirements imposed by this Trust Indenture or by law in connection with the proposed issue of Debentures have been complied with.

     (4) No additional Debentures shall be certified or delivered hereunder if, to the knowledge of the Trustee, an Event of Default shall have occurred and be continuing.

SECTION 2.8 Signing of Debentures. The Debentures may but need not be under the seal of the Bank or a reproduction thereof (which shall be deemed to be the corporate seal of the Bank) and shall be signed by the chief executive officer, the president, any vice-chairman or any vice-president acting together with the secretary or an assistant secretary of the Bank and the coupons shall be signed by any one of the said officers. The signatures of such officers may be mechanically reproduced in facsimile and Debentures and coupons bearing such facsimile signatures shall be binding upon the Bank as if they had been manually. signed by such officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Debenture or coupon as one of such officers may no longer hold office at the date of this Trust Indenture or at the date of such Debenture or coupon or at the date of certification and delivery thereof, any Debenture or coupon signed as aforesaid shall be valid and binding upon the Bank.

SECTION 2.9 Certification by Trustee.

     (1) No Debenture shall be issued or, if issued, shall be obligatory or entitle the holder to the benefit hereof until it has been certified by or on behalf of the Trustee substantially in the form of the certificate set out in an instrument supplemental to this Trust indenture in respect of a series of additional Debentures and, in the case of the Series 19 Debentures, the certificate set out in Article 15 or in some other form approved by the Trustee and such certification by the Trustee upon any Debenture shall be conclusive evidence as against the Bank that the Debenture so certified has been duly issued hereunder and is a valid obligation of the Bank and that the holder is entitled to the benefit hereof.

     (2) The certificate of the Trustee on Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Trust Indenture or of the Debentures (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the proceeds thereof.

SECTION 2.10 Interim Debentures. Pending the delivery of definitive Debentures of any series or part of a series to the Trustee, the Bank may issue in lieu thereof Debentures, with or without coupons, in such forms and in such denominations and sighed in such manner as the Trustee and the Bank may approve (such approval to be conclusively evidenced by the certification of such Debentures by or on behalf of the Trustee and the signature thereof on behalf of the Bank), entitling the holders thereof to definitive Debentures of the said series or part of a series when the same are ready for delivery or the Bank may execute and the Trustee certify an interim Debenture for the whole principal amount of Debentures then authorized to be issued and deliver the same to the Trustee and thereupon the Trustee may issue interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the interim Debenture so delivered to it, as the Bank and the Trustee may approve, entitling the holders thereof to definitive Debentures when the same are ready for delivery. When so issued and certified, such interim Debentures shall, for all purposes, be deemed to be Debentures and, pending the exchange thereof for definitive Debentures, the holders of the said interim or temporary Debentures shall be deemed to be Debentureholders and entitled to the benefit of this Trust Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Bank shall have executed and delivered the definitive Debentures to the Trustee, the Trustee shall call in for exchange all interim Debentures that shall have been issued and forthwith after such exchange shall cancel the same together with all unmatured coupons, if any, pertaining thereto. No charge shall be made by the Bank or the Trustee to the holders of such interim Debentures for such exchange thereof. All interest paid upon interim Debentures without coupons shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

SECTION 2.11 Cancellation of Matured Coupons. The coupons for interest, if any, matured at the date of delivery by the Trustee of any coupon Debenture issued hereunder shall (subject to the provisions of Section 2.12) be detached therefrom and cancelled before delivery, unless such coupon Debenture is being issued in exchange for or in replacement of another Debenture and such matured coupons represent unpaid interest to which the holder of such exchanged or replaced Debenture is entitled.

SECTION 2.12 Issue in Substitution for Lost Debentures.

     (1) In case any of the Debentures issued and certified hereunder or coupons pertaining thereto shall become mutilated, defaced or be lost, destroyed or stolen, the Bank shall issue and thereupon the Trustee shall certify and deliver a new Debenture or coupon of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Debenture or coupon or in lieu of and in substitution for such lost, destroyed or stolen Debenture or coupon and the new Debenture or coupon shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank Equally in accordance with its terms with all other Debentures or coupons issued or to be issued hereunder.

     (2) The applicant for the issue of a new Debenture or coupon pursuant to this Section 2.12 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Bank and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Debenture or coupon so lost, destroyed or stolen as shall be satisfactory to the Bank and the Trustee in their discretion and such applicant may also be required to furnish indemnity in amount and form satisfactory to the Bank and the Trustee in their discretion, and shall pay the reasonable charges of the Bank and the Trustee in connection therewith.

                                    ARTICLE 3

                      REGISTRATION, TRANSFER, EXCHANGE AND
                             OWNERSHIP OF DEBENTURES

SECTION 3.1 Registration and Transfer of Debentures.

     (1) The Bank shall cause to be kept registers hereinafter referred to in which shall be entered in alphabetical order the names and the last known addresses (including the street and number if any) of the holders of fully registered Debentures and particulars of the series and principal amount of the Debentures held by them respectively, such registration to be noted on the Debentures by the Trustee or other registrar or both. A fully registered Debenture may only be transferred on one of such registers by the registered holder or the Legal Representative of the registered holder in form satisfactory to the Trustee or other registrar or both and upon compliance with such reasonable requirements as the Trustee or other registrar or both may prescribe, and upon due notation of such transfer on such Debenture by the Trustee or other registrar or both.

     (2) Coupon Debentures shall be negotiable and shall pass by delivery unless registered for the time being in the name of the holder as hereinafter provided. The Bank shall cause to be kept registers hereinafter referred to in which the holder or holders of coupon Debentures may register the same as to principal only, and in which shall be entered in alphabetical order the names and last known addresses (including the street and number if any) of the holders of coupon Debentures so registered and particulars of the series and principal amount of the Debentures held by them respectively, such registration to be noted on each Debenture so registered. After registration of a coupon Debenture as to principal, no transfer thereof shall be valid unless made on one of such registers by the registered holder or the Legal Representative of the registered holder in form satisfactory to the Trustee or other registrar and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe, and unless such transfer shall be duly noted on the Debenture by the Trustee or other registrar; but any such coupon Debenture registered as to principal only may be discharged from registration by being transferred to bearer after which it shall again be negotiable and transferable by delivery, but may again from time to time be registered and discharged from registration.

          Notwithstanding registration of a coupon Debenture as to principal, the coupons, when detached, shall continue to be payable to bearer and shall be negotiable and shall pass by delivery.

     (3) The Bank shall also cause to be kept the registers hereinafter referred to in which all transfers of fully registered Debentures and Debentures registered as to principal only and the date and other particulars of each transfer shall be set out.

     (4) The registers referred to in this Section shall be kept as follows:

          (i) with respect to the Series 19 Debentures, the registers shall be kept by and at the principal office of the Trustee in the City of Toronto and branch registers shall be kept by and at the principal offices of the Trustee in the Cities of Halifax, Montreal, Winnipeg, Regina, Calgary and Vancouver (unless the Bank advises the Trustee that any of such branch registers shall no longer be kept) and at such other place or places, if any, and by the Trustee or by such other registrar or registrars, if any, as the Bank, with the approval of the Trustee, may designate; and

          (ii) with respect to any other series of Debentures, the registers shall be kept at such place or places and by the Trustee or by such other registrar or registrars, if any, as the Bank, with the approval of the Trustee, may designate;

          provided however, that in the event that the Bank determines that any branch register shall no longer be kept, the Trustee shall provide notice in writing to those holders of Debentures who are shown on such branch register of the location of the register on which their registration of Debentures shall be shown.

     (5) In each branch register of transfers, there shall be recorded only the particulars of transfers of Debentures registered in that branch register of transfers, and particulars of every transfer of Debentures registered in every branch register of transfers shall be recorded in the register of transfers.

          The registered holder of a registered Debenture, whether fully registered or registered as to principal only, may at any time or from time to time transfer such Debenture at any of the places at which a register of transfers is kept for such Debentures pursuant to the provisions of this Section subject to compliance with the provisions hereof and such other reasonable regulations as the Trustee or other registrar may prescribe with respect to transfers of such Debentures.

          The registered holder of a registered Debenture, whether fully registered or registered as to principal only, may at any time or from time to time have the registration of such Debenture transferred to the register kept at any of the places at which a register is kept for such Debentures pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Trustee or other registrar may prescribe.

SECTION 3.2 Exchange of Debentures.

     (1) Debentures in any authorized form or denomination may be exchanged upon reasonable notice for Debentures in any other authorized form or denomination of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged, subject to payment by the holder of any applicable taxes or governmental charges and expenses incurred by the Bank and/or the Trustee.

     (2) Debentures of any series may be exchanged only at the office of the Trustee or at the offices of any other registrar where registers are kept pursuant to Section 3.1 upon compliance with the reasonable requirements of the Trustee or other registrar. All Debentures and coupons tendered for exchange shall be surrendered to the Trustee and shall be cancelled. All coupon Debentures tendered for exchange or issued upon exchange shall have attached thereto all coupons representing unmatured interest and interest that may have matured and may, by reason of default on the part of the Bank, remain unpaid. The Bank shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid.

SECTION 3.3 Charges for Registration, Transfer and Exchange.

     (1) Unless otherwise provided in any supplemental indenture, for each Debenture exchanged, registered, transferred or discharged from registration the Trustee or other registrar may make a sufficient charge to reimburse it and the Bank for transfer taxes or governmental or other charges required to be paid and a reasonable charge for its services and, in addition, a reasonable charge for each new Debenture issued, if any.

     (2) Payment of any such charges and reimbursement of the Trustee or other agent or the Bank for any transfer taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto.

SECTION 3.4 Limitation on Obligation to Effect Transfers or Exchanges. Neither the Bank nor the Trustee nor any other agent shall be required (a) to make transfers or exchanges of fully registered Debentures of any series on any interest payment date for Debentures of that series or during the 15 preceding Business Days, or (b) to make exchanges of Debentures of any series on the day of any selection by the Trustee of Debentures of that series to be redeemed or during the 15 preceding Business Days. Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption or partial redemption at a later date shall be deemed to have been selected or called for redemption or partial redemption in the same manner and shall have noted thereon a statement to that effect.

SECTION 3.5 Register Open for Inspection. The registers referred to in this Trust Indenture shall at all reasonable times be open for inspection by the Bank, the Trustee, other registrar or registrars, if any, or any Debentureholder or their respective agents or Legal Representatives and any of the foregoing may take extracts therefrom in accordance with such reasonable regulations the Trustee may require. The Trustee shall from time to time when requested to do so furnish the Bank with a list of the names and addresses of holders of registered Debentures entered on the registers kept by it showing the principal amount and serial numbers of the Debentures held by each such holder.

SECTION 3.6 Ownership of Debentures and Coupons.

     (1) The person in whose name any registered Debenture is registered shall for all the purposes of this Trust Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and, in the case of a fully registered Debenture, interest thereon shall be made only to or upon the order in writing of such registered holder.

     (2) The Bank and the Trustee may deem and treat the bearer of any unregistered Debenture and the bearer of any coupon, whether or not the Debenture from which it has been detached shall be registered as to principal, as the absolute owner of such Debenture or coupon, as the case may be, for all purposes and neither the Bank nor the Trustee nor any other registrar shall be affected by any notice to the contrary.

     (3) Neither the Bank nor the Trustee nor any other agent shall be bound to take notice of or see to the execution of any trust, or to see to the performance or observance of any duty owed to a third party, whether express, implied or constructive, in respect of any Debenture and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

     (4) Where registered Debentures are registered in more than one name, the principal moneys, premium, if any, and interest in the case of fully registered Debentures from time to time payable in respect thereof may be paid by cheque payable to the order of all such holders, failing written instructions from all of them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge to the Trustee and any registrar and to the Bank.

     (5) In the case of the death of one or more joint registered holders, the principal moneys, premium, if any, and interest on fully registered Debentures and the principal moneys, and premium, if any, on coupon Debentures registered as to principal only, may be paid to the survivor or survivors of such registered holders and the receipt of any one of such survivors therefor shall constitute a valid discharge to the Trustee and any registrar and to the Bank.

     (6) The Bank and the Trustee may treat the registered holder of any Debenture as the owner thereof without actual production of such Debenture for the purpose of any Debentureholders' Request, requisition, direction, consent, instrument or other document as aforesaid.

SECTION 3.7 Global Debenture. If additional Debentures are issuable in global form, then, such Debenture shall represent such of the outstanding Debentures of such series as shall be specified therein and may provide that it shall represent the aggregate amount of outstanding Debentures from time to time endorsed thereon and that the aggregate amount of outstanding Debentures represented thereby may from time to time be reduced to reflect exchanges. Any endorsement of a Debenture in global form to reflect the amount, or any increase or decrease in the amount, of outstanding Debentures represented thereby shall be made by the Trustee in such manner and upon instructions given by such person or persons as shall be specified in such Debenture or by the Bank. Subject to the provisions of Section 2.9 and, if applicable, Section 2.10, the Trustee shall deliver and redeliver any Debenture in global form in the manner and upon written instructions given by the person or persons specified in such Debenture or by the Bank. Any instructions by the Bank with respect to endorsement or delivery or redelivery of a Debenture in global form shall be in writing.

     Payment of principal of and any interest in any Debenture in global form shall be made to the person or persons specified therein.

     The owner of beneficial interests in any global Debenture shall not be considered a holder and shall have no rights as such under this Trust Indenture with respect to any global Debenture held on such owner's behalf by a Depositary designated as such by the Bank, and such Depositary may be treated by the Bank, the Trustee, and any agent of the Bank or the Trustee as the sole holder and owner of such global Debenture for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Bank, the Trustee or any agent of the Bank or the Trustee from giving effect to any written certificate, proxy or other authorization furnished by a Depositary, or impair, as between a Depositary and its participants in any global Debenture, the operation of customary practices governing the exercise of the rights of a holder of a Debenture of any series, including, without limitation, the granting of proxies or other authorization of participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action that a holder is entitled to give or to take under this Trust Indenture.

     Neither the Bank, the Trustee nor any agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     In respect of any Depositary in the United States of America designated pursuant to section 2.7 for a global Debenture, such Depositary must, at the time of its designation, and at all times while it serves as Depositary, be a clearing agency registered under the Securities Exchange Act 1934, as amended, and any other applicable statute or regulation.

SECTION 3.8 Limitation on Transfer and Exchange of Global Debenture. Notwithstanding any other provision of this Trust Indenture, unless and until it is exchanged in whole or in part for Debentures in definitive form, a global Debenture representing all or a portion of the Debentures of a series may not be transferred, except as a whole by the Depositary for such series to a nominee of such Depositary or by a nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary.

     Notwithstanding. the foregoing, any global Debenture shall be exchangeable pursuant to this Section.3.8 only as provided in this paragraph. If at any time the Depositary for the Debentures of a series notifies the Bank that it is unwilling or unable to continue as Depositary for the Debentures of such series, or if at any time the Depositary for the Debentures of such series shall no longer be eligible to so act, the Bank shall appoint a successor Depositary with respect to the Debentures of such series. If (a) a successor Depositary for the Debentures of such series is not appointed by the Bank within 90 days after the Bank receives such notice or becomes aware of such ineligibility (thereby automatically making the Bank's election pursuant to Section 2.7 no longer effective with respect to the Debentures of such series), (b) the beneficial owners of interests in a global Debenture are entitled to exchange such interests for Debentures of such series and of like tenor and principal amount of another authorized form and denomination, as specified pursuant to Section 2.7, or (c) the Bank in its sole discretion determines that the Debentures of any series issued in the form of one or more global Debentures shall no longer be represented by such global Debenture or Debentures, then without unnecessary delay, but, if appropriate, in any event not latter than the earliest date on which such interests may be so exchanged, the Bank shall deliver to the Trustee definitive Debentures, in authorized denominations, and in an aggregate principal amount equal to the principal amount of such global Debenture, executed by the Bank. On or after the earliest date on which such interests are or may be so exchanged, such global Debenture shall be surrendered by the Depositary to the Trustee, as the Bank's agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Debentures upon payment by the beneficial owner of such interest, at the option of the Bank, of a charge for of such exchange and of a proportionate share of the cost of printing such definitive Debentures, and the Trustee shall certify and deliver, (a) to each person specified by the Depositary in exchange for each portion of such global Debenture, an equal aggregate principal amount of definitive Debentures of the same series of authorized denominations and of like tenor as the portion of such global Debenture to be exchanged, and (b) to such Depositary a global Debenture in a denomination equal to the difference, if any, between the principal amount of the surrendered global Debenture and the aggregate principal amount of definitive Debentures delivered to holders thereof; provided however, that no such exchanges may occur during a period beginning at the opening of 15 Business Days before any selection of Debentures of that series to be redeemed and ending on the relevant redemption date. If a Debenture is issued in exchange for any portion of a global Debenture after the close of business at the office or agency where such exchange occurs on (i) any regular record date and before the opening of business at such office or agency on the relevant interest payment date, or (ii) any record date for the payment of defaulted interest and before the opening of business at such office or agency on the related proposed date for payment of defaulted interest, interest or defaulted interest, as the case may be, will not be payable on such interest payment date or proposed date for payment of defaulted interest, as the case may be, in respect of such Debenture, but will be payable on such interest payment date or proposed date for payment of a defaulted interest, as the case may be, only to the person to whom interest in respect of such portion of such permanent global Debenture is payable in accordance with the provisions of this Trust Indenture.

SECTION 3.9 Interest on Fully Registered Debentures. All fully registered Debentures issued hereunder whether on original issue or upon exchange, shall bear interest from their date or from the last interest payment date on which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be later.

     At least three Business Days prior to each date on which interest becomes due on each fully registered Debenture (except interest payable at maturity or on redemption, at which times interest may instead be paid upon surrender of such Debenture) the Bank shall send or cause to be sent by prepaid ordinary mail a cheque for such interest (less any tax required to be deducted or withheld) payable to the registered holder of such Debenture and addressed to the holder at the holder's last address appearing on the register unless otherwise directed in writing by the holder or in the case of joint registered holders, payable to all of them and addressed to that one of such joint holders whose name stands first on the register at the last address for such joint holder appearing on the register unless otherwise directed in writing by all of them. The forwarding of such cheque shall satisfy and discharge the liability for interest on such Debenture to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld as aforesaid) unless such cheque is not paid on presentation at any of the places where such interest is by the terms of such Debenture made payable.

     Notwithstanding the foregoing, in the event of the non-receipt of any such cheque by the registered holder of such Debenture, or the loss, theft or destruction thereof, the Bank (or the Trustee, if applicable) upon being furnished with reasonable evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it shall issue to such registered holder a replacement cheque for the amount of such cheque.

                                    ARTICLE 4

                     RANKING AND SUBORDINATION OF DEBENTURES

SECTION 4.1 Debentures Subordinated to Deposit Liabilities and Other Indebtedness. The Debentures are direct unsecured obligations of the Bank. The Bank covenants and agrees and each holder of Debentures, by the holder's acceptance thereof, also covenants and agrees and shall be deemed conclusively to have covenanted and agreed for the benefit of the present and future holders of Indebtedness, anything herein contained to the contrary notwithstanding, that, in the event of the insolvency or winding-up of the Bank, the Debentures rank equally with and not prior to the debentures or other subordinated indebtedness issued under this Trust Indenture or the Existing Trust Indentures and are subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other Indebtedness of the Bank, other than liabilities which, by their terms, rank in right of payment equally with or subordinate to the Debentures, whether now outstanding or hereafter incurred, and in accordance with the terms of such deposit liabilities and such other Indebtedness. Each holder of any Debenture by the holder's acceptance thereof agrees to and shall be bound by the provisions of this Article 4.

SECTION 4.2 Further Assurances of Subordination Each holder of Debentures, by the holder's acceptance thereof, authorizes and directs the Trustee on the holder's behalf to take such further action as may be necessary or appropriate to assure the subordination as provided in this Article 4 and appoints the Trustee the holder's agent for any and all such purposes.

                                    ARTICLE 5

                      REDEMPTION AND PURCHASE OF DEBENTURES

SECTION 5.1 General.

     (1) Subject to the requirements of the Bank Act, the Bank, when not in default hereunder, shall have the right at its option to redeem either in whole at any time or in part from time to time prior to maturity Debentures issued hereunder of any series or part of a series which by their terms are made so redeemable (subject, however, to any applicable law restricting the redemption of Debentures of such series) at such rates of premium, if any, and subject to such conditions, if any, as shall have been determined at the time of the issue of such Debentures and as shall be expressed in this Trust Indenture, in the Debentures, in the resolution of the directors or the supplemental indenture authorizing or providing for the issue thereof.

     (2) In case less than all of the outstanding Debentures of any series of Debentures are to be redeemed, the Debentures of such series to be redeemed shall be redeemed on a pro rata

     (2) In case less than all of the outstanding Debentures of any series of Debentures are to be redeemed, the Debentures of such series to be redeemed shall be redeemed on a pro rata basis in such manner as the Trustee shall deem equitable, subject to Subsection 5.1(3). The Trustee may make and from time to time may amend regulations with regard to the manner in which the Debentures of any series may be redeemed and regulations so made shall be valid and binding upon all holders of Debentures of such series.

     (3) For the purposes of redemption, each Debenture shall be deemed to consist of the appropriate number of units of $1,000 each, and any number of such units making up the principal amount of any Debenture comprising one or more such units may be selected and called for redemption in accordance with Subsection 5.1(2). In such event, the holder of any Debenture to be redeemed in whole or in part shall, upon presentation of the Debenture and upon receiving the moneys payable to the holder by reason of such redemption, surrender said Debenture for cancellation and the Trustee shall without charge forthwith certify and deliver to the said holder a Debenture or Debentures of an aggregate principal amount equal to the unredeemed part of the principal amount of the Debenture so surrendered.

SECTION 5.2 Restriction on Redemption of Series 19 Debentures.

     (1) The Bank shall not redeem Series 19 Debentures in whole or in part for any purpose at any time prior to March 14, 2006.

     (2) Subject to the provisions of the Bank Act, including the prior approval of the Superintendent, the Bank may, at its option, redeem all but not less than all of the Series 19 Debentures on March 14, 2006 or on any 1aterest Payment Date thereafter at 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, the whole constituting the redemption price.

SECTION 5.3 Places of Payment. The redemption price shall be payable upon presentation and surrender of the Series 19 Debentures to be redeemed at any of the places where the principal of such Debentures is expressed to be payable and at such other places, if any, as may be specified in the notice of redemption.

SECTION 5.4 Notice of Redemption. Notice of redemption of any Debentures shall be given by the Bank to the Trustee and to the holders of the Debentures not less than 30 days nor more than 60 days prior to the date fixed for redemption, in the manner provided in Article 14. Every such notice shall specify the series and maturity date of the Debentures called for redemption, the redemption date, the redemption price, the places of payment and, unless all the outstanding Debentures are to be redeemed, designating numbers and principal amount of the

Debentures which are to be redeemed, and, in case any Debenture is to be redeemed in part only, the principal amount of such part, and shall state that interest upon the principal amount of Debentures so called for redemption shall cease to be payable from and after the redemption date.

SECTION 5.5 Payment of Redemption Price.

     (1) Upon notice being given as aforesaid, Debentures so called for redemption shall thereupon be and become due and payable at the redemption price, on the redemption date specified in such notice and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and, from and after such redemption date, if the moneys necessary to redeem such Debentures shall have been deposited as hereinafter provided and affidavits or other proof satisfactory to the Trustee as to the publication or mailing of such notice shall have been lodged with it, interest upon the said Debentures shall cease and coupons for interest to accrue after said date upon said Debentures shall become and be void, subject to the provisions of Section 5.1 hereof.

          In case any question shall arise as to whether any notice has been given as above provided and such deposits made, such questions shall be decided by the Trustee whose decision shall be final.

     (2) Such redemption shall be provided for by the Bank depositing with the Trustee or to the order of the Trustee in trust for the holders of Debentures called for redemption prior to the redemption date specified in such notice, such sum as may be sufficient to pay the redemption price of such Debentures, including accrued interest on the Debentures so called for redemption to the date fixed for redemption. The Bank shall also deposit with the Trustee, if required by it, a sum sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of Debentures so called for redemption, upon surrender of such Debentures with the coupons, if any, appertaining thereto maturing on and after such redemption date, the redemption price to which they are respectively entitled, subject to the provisions of Section 9.2 hereof. In the case of coupon Debentures, the accrued interest represented by coupons matured prior to the date fixed for redemption shall continue to be payable (but without interest thereon unless the Bank shall make default in the payment thereof) to the bearers of such coupons upon presentation and surrender thereof.

     (3) If the principal moneys due upon any Debenture shall become payable by redemption or otherwise before the date of maturity thereof, the person presenting such Debenture far payment shall surrender the Debenture for cancellation together with all unmatured coupons, if any, appertaining thereto.

SECTION 5.6 Purchase of Series 19 Debentures. The Bank, with the prior approval of the Superintendent, shall have the right, at any time after the fifth anniversary of the date of issue of the Series 19 Debentures, to purchase Series 19 Debentures in the market, by tender or by private contract at any price. Notwithstanding the foregoing, any subsidiary of the Bank may purchase Series 19 Debentures in the ordinary course of its business of dealing in securities.

SECTION 5.7 Cancellation of Debentures. All Debentures redeemed in whole or in part or purchased for cancellation by the Bank under the provisions of this Article with the coupons, if any, appertaining thereto, shall be forthwith delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor subject to the provisions of Subsection 5.1(2) hereof.

                                    ARTICLE 6

             CONVERSION OF SERIES 19 DEBENTURES INTO NEW DEBENTURES

SECTION 6.1 Conversion Option. On March 14, 2006 (the "Series 19 Conversion Date") the registered holder of a Series 19 Debenture may, but only upon notice from the Bank, which may be given only with the prior approval of the Superintendent, convert (the "Series 19 Conversion Option") all but not less than all of the Series 19 Debentures held by such holder into an equal aggregate principal amount of New Debentures without the payment of any further consideration therefor. If given, such notice from the Bank shall be given to the registered holders of the Series 19 Debentures and to the Trustee, in the manner provided in Article 14 of the Trust Indenture, not less than 30 days nor more than 60 days prior to the Series 19 Conversion Date and the holders shall thereupon have the option to effect such conversion on the terms and conditions set forth in this Article. The notice shall contain a description of the attributes and characteristics of the New Debentures, a summary of the resale restrictions, if any, in respect of the New Debentures under Canadian provincial securities legislation, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of a Series 19 Debenture who is a resident of Canada and who holds such Series 19 Debenture as capital property upon exercising the Series 19 Conversion Option, shall describe the steps required to be taken by the holder of a Series 19 Debenture in order to exercise the Series 19 Conversion Option and the status of the New Debentures as subordinated indebtedness of the Bank for purposes of the Bank Act. Any notice so given by the Bank shall be irrevocable, shall apply to all outstanding Series 19 Debentures, and shall remain in effect to and including the Conversion Date.

SECTION 6.2 Supplemental Indenture for New Debentures. In the event that the Bank gives the notice referred to in Section 6.1, it shall authorize the creation and issuance of New Debentures, constitute the terms and provisions thereof and, as of the Series 19 Conversion Date, execute and deliver to the Trustee a new indenture supplemental to the Trust indenture (the "Supplemental Indenture") relating to the New Debentures to be issued to the holders of the Series 19 Debentures on conversion. From and after the Series 19 Conversion Date, the Supplemental Indenture shall apply to the New Debentures issued to holders of Series 19 Debentures converted pursuant to this Article and shall be binding upon and enure to the benefit of the holders of such New Debentures.

SECTION 6.3 Exercise of the Conversion Option. The Series 19 Conversion Option may be exercised by the holder of a Series 19 Debenture or the Legal Representative of the holder, by executing the form on the reverse side of the Series 19 Debenture certificate and delivering the same for surrender to the Trustee at the office or offices of the Trustee specified in the notice referred to in Section 6.1 on or before the Series 19 Conversion Date. Any such, exercise shall be irrevocable. A holder of Series 19 Debentures may only exercise the Series 19 Conversion Option with respect to all of the Series 19 Debentures then registered in the name of the such holder. No such exercise shall be effective unless received by the Trustee in accordance with the provisions hereof at or before 4:00 p.m. (Toronto time) on the Series 19 Conversion Date.

SECTION 6.4 Issues of New Debenture. The Trustee, upon receipt of a Series 19 Debenture certificate with the form for the exercise of the Conversion Option on the reverse side thereof duly executed by the registered holder thereof or the Legal Representative of the holder, shall forthwith certify and deliver to such registered holder New Debentures dated as of the Series 19 Conversion Date in the same aggregate principal amount as the Series 19 Debentures delivered for conversion in accordance with Section 6.3. The New Debentures shall, be issued in accordance with the instructions of the holders of the Series 19 Debentures to be converted.

SECTION 6.5 Trustee's Decision Final. If any question shall arise as to the validity of the exercise of the Series 19 Conversion Option by holders of Series 19 Debentures pursuant to this Article 6, the Trustee may require such evidence as it deems necessary in relation thereto, and the decision of the Trustee shall be final and binding.

SECTION 6.6 Cancellation of Series 19 Debentures. All Series 19 Debentures surrendered to the Trustee for conversion pursuant to this Article 6 shall be cancelled and shall not be reissued.

SECTION 6.7 Delivery of Legal Opinion and Certificate of the Bank.

     (1) If the notice referred to in Section 6.1 is delivered by the Bank, the Bank shall deliver to the Trustee on the Series 19 Conversion Date:

     (a) a favourable legal opinion of counsel retained by the Bank and acceptable to the Trustee, in form acceptable to the Trustee, acting reasonably, dated the Series 19 Conversion Date and addressed to the Trustee and to the holders of Series 19 Debentures surrendered for conversion, as to the following matters:

          (i) that the exercise of the Series 19 Conversion Option and the issuance of the New Debentures to the holders of Series 19 Debentures do not and will not result in a breach of any of the provisions of the Bank Act or the by-laws of the Bank;

          (ii) that the Supplemental Indenture is in proper form, has been duly authorized by all necessary corporate action on the part of the Bank, has been duly executed and delivered by the Bank and is a legal, valid and binding obligation of the Bank enforceable against the Bank in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, winding-up, liquidation or other similar laws affecting the enforcement of creditors' rights generally and that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

          (iii) that the certificates representing the New Debentures are in proper form, that the New Debentures have been duly authorized, executed and delivered by the Bank and certified by the Trustee, constitute subordinated indebtedness of the Bank for purposes of the Bank Act which, in the event of the insolvency or winding-up of the Bank, will rank equally and rateably with all other debentures of the Bank from time to time outstanding, have been duly issued and delivered under the Trust Indenture, as amended and as supplemented by the Supplemental Indenture and are entitled to the benefits thereof, and are legal, valid and binding obligations of the Bank enforceable against the Bank in accordance with their respective terms subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, winding-up, liquidation or other similar laws affecting the enforcement of creditors' rights generally and that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

          (iv) that any authorization, consent or approval or filing, registration, qualification or recording with, any government authority of each of the Provinces and Territories of Canada legally required for the issuance of the New Debentures to the holders of Series 19 Debentures has been obtained or made;

          (v) confirming the description of the resale restrictions, if any, and tax consequences set out in the notice referred to in Section 6.1;

          (vi) as to the eligibility of the New Debentures for investment under statutes of Canada, and of the Provinces of Quebec, Ontario, Alberta and British Columbia governing investments by insurance, loan or trust companies and by pension plans in accordance with any financial performance tests thereunder without resort to any so-called "basket" provisions thereunder, and, in the case of any such statutes which refer to prudent investment standards, that investment in the New Debentures would not be prohibited under such statutes, subject to such prudent investment standards and the general investment provisions of such statutes and, in certain cases, criteria which are required to be established as policies or guidelines pursuant to such statutes; and

          (vii) as to such other matters as the Trustee may reasonably request; and

     (b) a certificate of the Bank stating that the exercise of the Series 19 Conversion Option and the issuance of the New Debentures to the holders of Series 19 Debentures do not and will not result in any violation of or constitute a default under any indenture or other agreement or instrument to which the Bank is then a party or by which the Bank is then bound.

     (2) The obligation of the Bank to deliver the opinion and certificate described in Subsection 6.7(1) is solely for the benefit of the holders of Series 19 Debentures being surrendered for conversion and may be waived or modified by an instrument in writing signed by the Trustee (where the Trustee is of the opinion that such waiver or modification is not materially prejudicial to the interest of Series 19 Debentureholders) or by resolution of the holders of a majority in principal amount of the Series 19 Debentures surrendered for conversion on or after the date of the notice referred to in Section 6.1.

                                    ARTICLE 7

                              COVENANTS OF THE BANK

SECTION 7.1 General Covenants. The Bank covenants with the Trustee that so long as any Debentures remain outstanding:

     (1) It will duly and punctually pay or cause to be paid to every holder of Debentures issued hereunder the principal thereof, premium, if any, and interest accrued thereon (including, in case of default in the payment by the Bank of any such principal, premium or accrued interest, interest on all amounts overdue at the rate specified therein) at the dates and places, in the currencies and in the manner mentioned herein and in such Debentures and in the coupons, if any, pertaining thereto.

     (2) Except as herein otherwise expressly provided, it will at all times maintain its corporate existence and will itself or through subsidiaries carry on and conduct its business in a proper, efficient and businesslike manner and in accordance with good banking practice.

     (3) It will keep and cause its subsidiaries to keep proper books of account in accordance with the accounting rules established for Canadian chartered banks issued under the authority of the Superintendent pursuant to the Bank Act or with generally accepted accounting principles and will, if and whenever it is so required in writing by the Trustee, file with the Trustee a copy of each annual and other periodic reports of the Bank furnished to its shareholders after the date hereof.

SECTION 7.2 Trustee's Remuneration and Expenses. The Bank covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof shall be finally and fully performed, except any such expense, disbursement or advance as may arise from its negligence or wilful default. After default all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to any payment of the principal of or interest or premium on the Debentures.

SECTION 7.3 Not to Accumulate Interest. In order to prevent any accumulation after maturity of coupons or interest the Bank covenants with the Trustee that it will not, except with the approval of the Debentureholders expressed by Extraordinary Resolution, directly or indirectly extend or assent to the extension of time for payment of any coupons or interest or of any principal payable in respect of the Debentures payable hereunder or be or become a party to or approve any such arrangement by purchasing or funding any payment of said coupons or interest or principal in respect of any Debentures or in any other manner; and that the Bank shall and will deliver to the Trustee all Debentures when paid as evidence of such payment. In case the time for payment of any such coupons or interest or principal shall be so extended, whether or not such extension be by or with the consent of the Bank, such coupons or interest or principal shall not be entitled in case of default hereunder to the benefit of this Trust indenture except subject to the prior payment in full of the principal of and premium, if any, on all Debentures then outstanding and of all matured coupons and interest on such Debentures, the payment of which has not been so extended, and of all other moneys payable hereunder.

SECTION 7.4 Restriction on Senior Indebtedness. The Bank hereby covenants with the Trustee that so long as any Debentures remain outstanding the Bank will not create, issue, incur or reclassify any Indebtedness subordinate in right of payment to the deposit liabilities of the Bank which, in the event of the insolvency or winding up of the Bank, would rank in right of payment in priority to the Debentures provided that nothing contained in this Section 7.4 shall prevent or restrict the Bank from creating, issuing or incurring Indebtedness of equal or subordinate ranking to the Debentures.

SECTION 7.5 Annual Certificate of Compliance. Within 90 days after the end of each fiscal year of the Bank, and at any other time if requested by the Trustee, the Bank shall furnish the Trustee with a certificate of the Bank stating that in the course of the performance by the signers of their duties as officers of the Bank they would normally have knowledge of any default by the Bank in the performance of its covenants under this Trust Indenture or of any Event of Default under Article 8 and certifying that the Bank has complied with all covenants, conditions or other requirements contained in this Trust Indenture non-compliance with which would, with notification or with the lapse of time or otherwise, constitute an Event of Default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply.

SECTION 7.6 Trustee may Perform Covenants. If the Bank shall fail to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 8.3) need not, notify the Debentureholders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purpose, but shall be under no obligation so to do and all sums so expended or advanced shall be repayable by the Bank in the manner provided in Section 7.2, but no such performance, expenditure or disbursement by the Trustee shall be deemed to relieve the Bank of any default hereunder of its continuing obligations and the covenants contained herein.

SECTION 7.7 Notification of Subordinated Indebtedness Default. On becoming aware at any time of any event of default pursuant to the provisions of any Existing Trust Indenture, or as defined in any one or more indentures or instruments under which the Bank has issued subordinated indebtedness, the Bank will promptly notify the Trustee.

                                    ARTICLE 8

                            DEFAULTS AND ENFORCEMENT

SECTION 8.1 Events of Default. An "Event of Default" in respect of the Debentures will occur if the Bank shall become insolvent or bankrupt or subject to the provisions of the Winding-up Act (Canada), or any Act that may be substituted therefor, as from time to time amended, or if the Bank goes into liquidation, either voluntary or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank or otherwise acknowledges its insolvency (provided that a resolution or order for the winding-up of the Bank with a view to its consolidation, amalgamation or merger with another bank or the transfer of its assets as an entirety to such other bank, as provided in Article 10, shall not constitute an Event of Default if such successor bank shall, as a part of such consolidation, amalgamation, merger or transfer, and prior to or contemporaneously with the consummation of the transaction, comply with the conditions provided for such purpose in Article 10).

SECTION 8.2 Notice of Events of Default.

     (1) If an Event of Default shall occur and be continuing the Trustee shall, within a reasonable time, but not exceeding 30 days, after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25 % of the principal amount then outstanding, the Trustee shall not be required to give such notice if the Trustee believes on reasonable grounds that the withholding of such notice is in the best interests of the Debentureholders and gives notice of such determination to the Bank in writing.

     (2) When notice of the occurrence of an Event of Default has been given under Subsection 8.2(1) and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debentureholders in the manner provided in Section 14.1 within a reasonable time, but not exceeding 30 days, after the Trustee becomes aware that the Event of Default has been cured.

SECTION 8.3 Acceleration on Default. In case an Event of Default has occurred and is continuing, the Trustee may in its discretion and shall upon receipt of a Debentureholders' Request, subject to the provisions of Section 8.5, by notice in writing to the Bank, declare the principal of and interest on all Debentures then outstanding and other moneys payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Bank shall forthwith pay to the Trustee for the benefit of the Debentureholders the principal of and accrued and unpaid interest (including interest on amounts in default) on the Debentures, the premium (if any) and all other moneys payable hereunder, together with subsequent interest thereon at the rates borne by the Debentures from the date of the said declaration until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the moneys mentioned in and according to the tenor of the Debentures and coupons. Such payment when made shall be deemed to have been made in discharge of the Bank's obligations hereunder and any moneys so received by the Trustee shall be applied as herein provided.

SECTION 8.4 Bank Act Early Payment Restrictions. If any provisions (herein referred to as "Early Payment Restrictions") contained in the Bank Act or in any rules, regulations, orders or guidelines passed pursuant thereto or guidelines issued by the Superintendent in relation thereto shall limit the right of the Bank to pay the principal of the Debentures on or before a date prescribed by such Early Payment Restrictions, Sections 8.1, 8.3, 8.6, 8.7, and 8.8 shall be subject to such Early Payment Restrictions; provided that so long as any Early Payment Restriction shall be applicable to any Debentures, the Trustee shall (subject to its receipt of sufficient funds and the indemnity as provided in Subsection 13.2(2)) take such action as shall not be precluded and as it shall deem appropriate, or as it shall be directed to take by a Debentureholder's Request, to preserve and protect the interests of holders of Debentures then outstanding to which the Early Payment Restrictions apply and to collect all amounts to which they may be entitled and to distribute the same to them at the earliest date permitted by the Early Payment Restrictions, such action to include, without limitation, filing and proving claims in any insolvency or winding-up proceedings relating to the Bank and the enforcement of such claims on behalf of the holders of such Debentures.

SECTION 8.5 Waiver of Default. In case an Event of Default hereunder has occurred:

     (a) the holders of not less than a majority in aggregate principal amount of the Debentures then outstanding shall have power (in addition to and subject to the powers exercisable by Extraordinary Resolution as hereinafter provided) by instrument or instruments in writing to instruct the Trustee to waive the default and/or to cancel any declaration made by the Trustee pursuant to
          Section 8.3 and the Trustee shall thereupon waive the default and/or cancel such declaration upon such terms and conditions as such Debentureholders shall prescribe; and

     (b) the Trustee, so long as it has not become bound to institute any proceeding hereunder, shall have power to waive the default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Debentureholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom.

SECTION 8.6 Right of Trustee to Enforce Payment. Subject to the provisions of
Section 8.4 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, in case the Bank shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.3 hereof, the principal of and interest on the Debentures then outstanding, together with any other amounts due thereunder, the Trustee may in its discretion and shall upon receipt of a Debentureholders' Request and upon receiving sufficient funds and the indemnity as provided in Subsection 13.2(2), proceed in its name as Trustee hereunder to obtain or enforce payments of the said principal of and interest on all the Debentures then outstanding together with any other amounts due thereunder by such proceedings authorized by this Trust Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Trust Indenture or by suit at law or in equity as the Trustee shall deem expedient.

SECTION 8.7 Proceedings by the Trustee.

     (1) Whenever an Event of Default has occurred, but subject to the provisions of Section 8.4 and to the provisions of any Extraordinary Resolution:

          (a) the Trustee, in the exercise of its discretion, may proceed to enforce the rights of the Trustee and the Debentureholders by any action, suit, remedy or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Debentureholders lodged in any bankruptcy, winding-up or other judicial proceedings relative to the Bank;

          (b) the Trustee shall call a meeting of Debentureholders in accordance with Article 11; and

          (c) upon receipt of a Debentureholders' Request the Trustee, subject to and upon receiving sufficient funds and the indemnity as provided in Subsection 13.2(2) shall exercise or take such one or more of the said remedies as the Debentureholders' Request may direct or, if such Debentureholders' Request contains no direction, as the Trustee may deem expedient.

     (2) No such remedy for the enforcement of the rights of the Trustee or of the Debentureholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

     (3) Upon the exercising or taking by the Trustee of any such remedies, whether or not a declaration and demand have been made pursuant to Section 8.3, the principal of and interest on all Debentures then outstanding and the other moneys payable under Section 8.3 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

     (4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or coupons or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee may be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Trust Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of the Trust Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

     (5) No delay or omission of the Trustee or of the Debentureholders to exercise any remedy referred to in Subsection 8.7(1) shall impair any such remedy or shall be construed to be a waiver of any default hereunder or acquiescence therein.

     (6) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the holders of the Debentures.

SECTION 8.8 Suits by Debentureholders. No holder of any Debenture or coupon shall have the right to institute any action or proceeding or to exercise any other remedy authorized by this Trust Indenture for the purpose of enforcing any rights on behalf of the Debentureholders or for the execution of any trust or power hereunder or for the appointment of a receiver or similar administrator in insolvency of the Bank with similar powers or for a receiving order under the Bankruptcy and Insolvency Act (Canada), or any statute hereinafter enacted in substitution therefor, as such Act, or substituted statute, may be amended from time to time, or to have the Bank wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless i) the Trustee shall have failed to act within a reasonable time after the Debentureholders' Request referred to in Subsection 8.7 has been delivered to the Trustee and sufficient funds and indemnity as provided for in Subsection 13.2(2) has been tendered to it, or (ii) the Trustee shall have resigned pursuant to the provisions of Section 13.10 and a new Trustee shall not have been appointed pursuant to Section 13.9, within a reasonable time after such resignation. In such case, but not otherwise, any Debentureholder acting on behalf of himself and all other Debentureholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 8.6, it being understood and intended that no one or more holders of Debentures or coupons shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by the action of such Debentureholder or Debentureholders or to enforce any right hereunder or under any Debenture or coupon, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all holders of all outstanding Debentures and coupons.

SECTION 8.9 Application of Moneys Received by Trustee.

     (1) Except as otherwise herein provided, all moneys arising from any enforcement hereof shall be held by the Trustee and by it applied, together with any other moneys then or thereafter in the hands of the Trustee available for the purpose, as follows:

          (a) firstly, in payment or reimbursement to the Trustee of the remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the administration or execution of the trusts hereunder or otherwise in relation to this Trust Indenture with interest thereon as herein provided; and

          (b) secondly, but subject to the provisions of Section 7.3, in or towards payment of the principal of and premium (if any) and accrued and unpaid interest on (and interest on amounts in default under), the Debentures and coupons which shall then be outstanding, rateably and proportionately, in that order of priority unless otherwise directed by Extraordinary Resolution and in that case in such order of priority as between principal, premium and interest as may be directed by such Extraordinary Resolution;

          (c) the surplus, if any, of such moneys shall be paid to the Bank or its successors or assigns;

provided, however, that no payment shall be made pursuant to clause (b) above in respect of the principal of or interest on any Debentures held, directly or indirectly, by or for the benefit of the Bank or any subsidiary or affiliate of the Bank (other than any Debentures pledged for value and in good faith to a person other than the Bank or any subsidiary or affiliate of the Bank, but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal of and interest on all Debentures which are not so held; and provided that if, at the time of the application of any such moneys by the Trustee as aforesaid, there shall be outstanding any Debentures, the indebtedness evidenced by which cannot be paid by the Bank by reason of the provisions of Section 8.4, the Trustee shall retain the moneys which would otherwise have been applied to the payment of such indebtedness until such moneys may be so applied without violation of the provisions of Section 8.4. Pending such application, such moneys shall be dealt with in accordance with
Section 13.5. The Trustee shall give notice to the holders of Debentures of the earliest date on which the moneys so retained may be so applied without violation of the provisions of Section 8.4 and, on the said date, the holders of such Debentures shall be entitled to receive payment of the moneys so retained together with the interest thereon.

SECTION 8.10 Distribution of Proceeds. Payment to holders of Debentures and coupons pursuant to clause (b) of Subsection 8.9(1) shall be made as follows:

     (1) At least 15 days' notice of every such payment shall be given by the Trustee in the manner provided in Article 14 specifying the time when and the place or places where the Debentures and coupons are to be presented and the amount of the payment and the application thereof as between principal, premium and interest.

     (2) Payment of any Debenture or coupon shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture or coupon thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient.

     (3) From and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture and coupon after giving credit for the amount of the payment specified in such notice unless it be duly presented on or after the date so specified and payment of such amount is not made.

     (4) The Trustee shall not be required to make any partial or interim payment to Debentureholders unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in clause (a) of Subsection 8.9(1), exceed 2% of the principal amount of the outstanding Debentures, but it may retain the money so received by it and deal with the same as provided in Section 13.5 until such amount, with income derived thereon, together with any other money received by it hereunder applicable for distribution to the holders of the Debentures shall equal at least 2% of the said aggregate principal amount or until the Trustee shall otherwise consider it advisable to apply the same in payment hereunder.

SECTION 8.11 Receipt of Debentureholders Good Discharge. The receipt of the bearer or if registered as to principal only, of the registered holder of each of the coupon Debentures for moneys paid on account of the principal thereof and premium, if any, thereon and the receipt of the registered holder of fully registered Debentures due thereon, and the receipt of the bearer of a coupon for moneys paid on account of interest represented thereby shall be a good discharge to the Trustee and to the Bank. Delivery by the bearer of a debenture or of a coupon payable to bearer and delivery by the registered holder of a Debenture registered as to principal or of a fully registered Debenture shall be deemed to be a good discharge for the principal moneys, premium, if any, and interest evidenced by such instruments respectively.

SECTION 8.12 Remedies Cumulative. No remedy herein conferred upon or reserved to the Trustee or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law.

SECTION 8.13 Trustee Appointed Attorney. The Bank hereby irrevocably appoints the Trustee to be the attorney of the Bank in the name and on behalf of the Bank to execute any instruments and do any acts and things which the Bank ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Trust Indenture and generally to use the name of the Bank in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

SECTION 8.14 Limitation of Liability. The obligations on the part of the Bank expressed herein and in the Debentures are solely obligations of the Bank and no action or proceeding shall be instituted or maintained in respect thereof against any director or shareholder, present, past or future, or of any of the present, past or future officers, employees or agents of the Bank, either directly or through the Bank or otherwise; only the property of the Bank shall be bound in respect hereof.

SECTION 8.15 Judgment Against the Bank. The Bank covenants and agrees with the Trustee that, in case of any judicial or other proceeding to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other moneys owing hereunder.

                                    ARTICLE 9

                           SATISFACTION AND DISCHARGE

SECTION 9.1 Cancellation and Destruction. All matured coupons and Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures and coupons cancelled or required to be cancelled under this or any other provision of this Trust Indenture may be destroyed by or under the direction of the Trustee (in the presence of a representative of the Bank if the Bank shall so require) and the Trustee shall prepare and retain a certificate of such destruction setting out the designating numbers and denominations of the Debentures so destroyed and deliver a duplicate thereof to the Bank.

SECTION 9.2 Non-Presentation of Debentures and Coupons. In case the holder of any Debenture (with all coupons hereby required to be surrendered therewith) or coupon shall fail to present the same for payment on or before the date on which the principal thereof, the premium, if any, thereon and/or the interest thereon or represented thereby becomes payable, on redemption, at maturity, or otherwise, or shall not accept payment or give receipt therefor, if any, as the Trustee may require,

     (a) the Bank shall be entitled to pay to the Trustee and direct it to set aside; or

     (b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment or redemption of the Debentures or payment of any amount of interest thereon, the Bank shall be entitled to direct the Trustee to set aside; or

     {c) if the payment was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal moneys and premium, if any, and/or the interest, as the case may be, in trust to be paid to the holder of such Debenture or coupon upon due presentation or surrender thereof in accordance with the provisions of this Trust Indenture; and thereupon the principal moneys and premium, if any, and/or the interest payable on or represented by each Debenture and each coupon in respect whereof such moneys have been set aside shall be deemed to have been paid and, in the case of the payment of principal at maturity or of the redemption price, the Debenture in respect of which payment shall have been deemed to be made shall be deemed to have been cancelled and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee (without interest on such moneys) upon due presentation and surrender thereof, subject always to the provisions of
Section 9.3. Any interest allowed by the Trustee or other depository upon the moneys so set aside shall be payable to the Bank.

SECTION 9.3 Repayment of Unclaimed Moneys to Bank. Subject to any applicable laws, any moneys set aside under Section 9.2 in respect of any Debenture or coupon and not claimed by and paid to holders thereof, as provided in Section 9.2, within six years after the date of such setting aside shall be repaid to the Bank by the Trustee on demand, and thereupon the Trustee shall be released from all further liability with respect to such moneys, and thereafter such holders shall have no rights in respect of such Debenture or coupon except to obtain payment of the moneys due thereon from the Bank.

SECTION 9.4 Release from Covenants. Upon proof being given to the reasonable satisfaction of the Trustee of compliance with the following conditions:

     (1) that the Bank has paid and discharged or provided for the payment and discharge of the entire indebtedness on all Debentures outstanding hereunder in any one or more of the following ways:

          (a) by paying or causing to be paid the principal of and premium, if any, and interest (including interest on amounts in default, if any) on Debentures outstanding hereunder as and when the same became due and payable;

          (b) by paying to the Trustee, or making provision satisfactory to the Trustee for the payment of, moneys sufficient to pay principal and interest to maturity on Debentures outstanding hereunder and /or;

          (c) by delivering to the Trustee, for cancellation by it, all Debentures outstanding hereunder with all unpaid coupons pertaining thereto;

     (2) that all other moneys, if any, payable hereunder have been paid or satisfied; and

     (3) that all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon and the remuneration of the Trustee have been paid or provision satisfactory to the Trustee has been made therefor;

the Trustee shall, at the request and at the expense of the Bank, execute and deliver to the Bank such instruments as it shall be advised by counsel are requisite to evidence the satisfaction of the obligations of the Bank under this Trust Indenture and to release the Bank from its covenants herein contained except those relating to the indemnification of the Trustee.

                                   ARTICLE l0

                                 SUCCESSOR BANK

SECTION 10.1 Certain Requirements. The Bank shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person, or, in the case of an amalgamation, of the continuing corporation resulting therefrom, (such other person or continuing corporation being herein referred to as a "successor bank") unless, but may do so if:

     (1) the successor bank is an amalgamated bank resulting from the amalgamation of the Bank with one or more other Canadian chartered banks under an amalgamation agreement having the force of law under the Bank Act and by virtue of which the successor bank is subject to all the duties, liabilities and obligations of the Bank under this Trust Indenture and the Debentures; or

     (2) the successor bank is a corporation lawfully entitled to acquire and operate the undertaking and assets of the Bank and:

          (a) the successor bank shall execute, prior to or contemporaneously with the consummation of such transaction, an indenture supplemental hereto and such other instruments, if any, as are satisfactory to the Trustee and is the opinion of counsel are necessary or advisable to evidence the assumption by the successor bank of liability for the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of the successor bank to pay the same and its agreement to observe and perform all the covenants and obligations of the Bank under this Trust Indenture;

          (b) such transaction shall to the satisfaction of the Trustee and in the opinion of counsel to the Trustee be upon terms as not to materially prejudice any of the rights and powers of the Trustee or of the Debentureholders; and

          (c) no condition or event shall exist in respect of the successor bank either at the time of such transaction after giving full effect thereto, which constitutes or would constitute an Event of Default hereunder.

SECTION 10.2 Vesting of Powers in Successor Bank. Whenever the conditions of
Section 10.1 have been duly observed and performed, the Trustee shall execute and deliver the said supplemental indenture pursuant to Article 12 and thereupon the successor bank shall possess and from time to time may exercise each and every right and power of the Bank under this Trust Indenture in the name of the Bank or otherwise and any act or proceeding by any provision of this Trust Indenture required to be done or performed by any directors and officers of the Bank may be done and performed with like force and effect by the like directors or officers of such successor bank.

                                   ARTICLE 11

                          MEETINGS OF DEBENTUREHOLDERS

SECTION 11.1 Right to Convene Meeting. The Trustee may, at any time and from time to time, and shall, on receipt of a written request of the Bank or a Debentureholders' Request, and upon being indemnified to its reasonable satisfaction by the Bank in the case of a written request of the Bank, or, upon receiving sufficient funds and indemnity as provided in Subsection 13.2(2) from the Debentureholders against the costs which may be incurred in connection with the calling and holding of such meeting in the case of receipt of a Debentureholders' Request, convene a meeting of the Debentureholders. In the event of the Trustee failing to give notice within 30 days after receipt of such request and indemnity (and if applicable sufficient funds) to convene such meeting, the Bank or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the city of Toronto or at such other place as may be approved or determined by the Trustee.

SECTION 11.2 Notice. At least 30 days' notice of any meeting shall be given to the Debentureholders in the manner provided in Article 14 and a copy thereof shall be sent by mail to the Trustee unless the meeting has been called by it and to the Bank unless the meeting has been called by it. Such notice shall state the time when and the place where the, meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

SECTION 11.3 Chairperson. Some person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chairperson of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose some person present to be chairperson.

SECTION 11.4 Quorum. Subject to the provisions of Section 11.13:

     (a) at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures.

     (b) if a quorum of the Debentureholders shall not be present within 30 minutes after the time fixed for holding any meeting, the meeting, if convened by the Debentureholders or on a Debentureholders' Request, shall be dissolved, but if otherwise convened the meeting shall stand adjourned without notice to the same day in the next week (unless such day is not a Business Day in which case it shall stand adjourned to the next following Business Day thereafter) at the same time and place;

     (c) at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% in principal amount of the outstanding Debentures.

SECTION 11.5 Power to Adjourn. The chairperson of any meeting at which a quorum of the Debentureholders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

SECTION 11.6 Show of Hands. Every question submitted to a meeting shall be decided by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

SECTION 11.7 Poll. On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded after a vote by show of hands by the chairperson or by any Debentureholder or proxy for a Debentureholder, a poll shall be taken in such manner as the chairperson shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of more than 50 % in principal amount of the Debentures represented at the meeting and voted on the poll.

SECTION 11.8 Voting. On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more absent Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures. A proxy need not be a Debentureholder. The chairperson shall be entitled to vote as a Debentureholder or as a proxy or both if such be the case. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they must vote together in respect of the Debentures of which they are joint registered holders.

SECTION 11.9 Regulations Respecting Unregistered Debentures and Proxies. The Trustee or the Bank with the approval of the Trustee (for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and by lodging instruments appointing such proxies at some place other than the place where the meeting is to be held) may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for and governing:

     (a) the deposit of unregistered Debentures with the Trustee or any other person satisfactory to the Trustee, and the issue to the persons so depositing Debentures of certificates by such person that such Debentures have been so deposited, which certificates shall entitle the holders thereof to be present and vote at any such meeting, and at any adjournment thereof, and to appoint proxies to represent them and vote for them at any such meeting, and at any adjournment thereof, in the same way as if the persons so present and voting either in person or by proxy were the actual bearers of the Debentures in respect of which such certificates shall have been issued;

     (b) the voting by proxy by Debentureholders and the form of instrument appointing proxies where authorized under such regulations and the manner in which the same shall be executed, and for the production of the authority of any person signing on behalf of the giver of such proxy;

     (c) the deposit of instruments appointing proxies at such place as the Trustee, the Bank or the Debentureholders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

     (d) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled, telegraphed, telecopied or sent by telex before the meeting to the Bank or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. The Trustee may dispense with any such deposit and permit Debentureholders to provide proof of ownership in such other manner as the Trustee may approve. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be persons who produce unregistered Debentures at the meeting and the holders of registered Debentures and persons whom holders of registered Debentures have by instrument in writing duly appointed as their proxies.

     SECTION 11.10 Bank and Trustee may be Represented. The Bank and the Trustee, by their respective officers and directors, and the legal advisers of the Bank and the Trustee may attend any meeting of the Debentureholders but shall have no vote as such.

     SECTION 11.11 Powers Exercisable by Extraordinary Resolution.

     (1) In addition to all other powers conferred upon them by any other provisions of this Trust Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary
Resolution:

          (a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Debentureholders and/or the Trustee against the Bank or against its undertaking, property and assets or any part thereof whether such rights arise under this Trust indenture or the Debentures or otherwise;

          (b) to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Trust Indenture or the Debentures in any manner specified in such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

          (c) to waive and direct the Trustee to waive any default on the part of the Bank in complying with any provision of this Trust Indenture or the Debentures, and/or to annul and to direct the Trustee to annul any declaration in respect of such default made by the Trustee pursuant to Section 8.3 either unconditionally or upon any conditions specified in such Extraordinary Resolution;

          (d) to restrain any Debentureholder or the holder of any coupon from taking, instituting or maintaining any suit, action or proceeding for the payment of principal, interest or premium or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or a trustee in bankruptcy or to have the Bank wound up or for any other remedy hereunder and to require such holder of any Debenture or coupon to waive any default or defaults by the Bank on which any action or proceeding is founded; and, in case any action or other proceedings shall have been brought by any holder of any Debentures or coupons after failure of the Trustee to act, power to direct such holder and the Trustee to waive the default in respect of which such action or other proceeding shall have been brought, upon payment of the cost, the charges and expenses incurred in connection therewith, and to stay or discontinue or otherwise deal with any such action or other proceeding;

          (e) to sanction the exchange of Debentures for or the conversion of Debentures into shares, bonds, debentures, notes or any other securities or obligations of the Bank or any other bank or corporation or proposed bank or corporation;

          (f) to repeal, modify or amend any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Subsection 11.11(2);

          (g) to assent to any modification of or change in or omission from the provisions contained herein and in the Debentures which shall be agreed to by the Bank and to authorize the Trustee to concur in and execute any deed or instrument supplemental hereto embodying such modification, change or omission;

          (h) to assent to any scheme for the reconstruction, reorganization or recapitalization of the Bank or for the consolidation, amalgamation, or merger of the Bank with or into any other person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Bank or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 10.1 shall have been complied with;

          (i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares, debentures or other securities of the Bank; provided that no such consent shall be required in respect of any compromise or arrangement made by the Bank in the ordinary course of its business; and

          (j) to remove the Trustee and to appoint a new Trustee to take the place of the Trustee so removed.

     (2) A meeting of Debentureholders shall have the power, exercisable from time to time by Extraordinary Resolution, to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such Extraordinary Resolution) all or any of the powers which the Debentureholders could exercise by Extraordinary Resolution under clauses (b), (c) and (d) of Subsection 11.11(1). The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the Extraordinary Resolution appointing it, and the members need not be themselves Debentureholders. Subject to the Extraordinary Resolution appointing it, every such committee may elect its chairperson and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken in good faith.

     (3) Notwithstanding subsections (1) and (2) above, no Extraordinary Resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights and obligations of:

          (a) the Trustee hereunder without the Trustee's express written consent, such consent not to be unreasonably withheld; or

          (b)  the Bank hereunder without the Bank's express consent.

SECTION 11.12 Powers Cumulative. It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Trust Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Debentureholders to exercise such power or powers or combination of powers then or any power or powers or combination of powers thereafter from time to time.

SECTION 11.13 Meaning of "Extraordinary Resolution".

     (1) The expression "Extraordinary Resolution" when used in this Trust Indenture means, subject as hereinafter in this Section 11.13 and in Sections
11.15 and 11.17 provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article 11 at which the holders of more than 25% in principal amount of the Debentures then outstanding are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of Debentures represented at the meeting and voted on a poll upon such resolution.

     (2) If at any such meeting the holders of more than 25% in principal amount of the Debentures outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Debentureholders or on a Debentureholder's Request, shall be dissolved; but if otherwise convened the meeting shall stand adjourned to such day, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairperson. Not less than ten days notice shall be given of the time and place of such adjourned meeting in the manner provided in Article
14. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 11.13(1) shall be an Extraordinary Resolution within the meaning of this Trust Indenture, notwithstanding that the holders of more than 25% in principal amount of the Debentures then outstanding are not present in person or by proxy at such adjourned meeting.

     (3) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

SECTION 11.14 Minutes. Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Bank, and any such minutes as aforesaid, if signed by the chairperson of the meeting at which such resolutions were passed or proceedings had, or by the chairperson of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved; every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had, to have been duly passed and had.

SECTION 11.15 Instruments in Writing. All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore described in this Article 11 provided may also be taken and exercised at any time by the holders of not less than 66 2/3% in the principal amount of all the then outstanding Debentures by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Trust Indenture shall include an instrument so signed.

SECTION 11.16 Binding Effect of Resolutions. Subject to the provisions of
Section 11.17, every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 11 at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 11.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholders, coupon holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

SECTION 11.17 Serial Meetings.

     (1) If any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under
Section 11.15, especially affects the rights of the holders of Debentures of one or more series or maturities (and for the purposes of this Section 11.17, "series" shall be deemed, unless the context otherwise requires, to mean any series or maturity and also any part of a series or maturity) in a manner or to an extent substantially differing from that in or to which it affects the rights of the holders of Debentures of any other series (as to which an opinion of counsel, at the expense of the Bank, shall be binding on all Debentureholders, the Trustee and the Bank for all purposes hereof) then:

          (a) reference to such fact, indicating each series so especially affected, shall be made in the notice of such meeting and the meeting shall be and be deemed to be and is herein called a "serial meeting"; and

          (b) the holders of Debentures of such series so especially affected shall not be bound by any action taken at a serial meeting or by instruments in writing under Section 11.15 unless in addition to compliance with the other provisions of this Article:

               (i) in the case of a serial meeting, reference to the fact that the business to be transacted at the meeting of Debentureholders especially affects the rights of the Debentureholders of the particular series is made in the notice of such meeting;

               (ii) at such serial meeting:

                    (A) there are present in person or by proxy holders of at least 25% in principal amount of the outstanding Debentures of such series, subject to the provisions of this Article as to adjourned meetings; and

                    (B) the resolution is passed by the favourable votes of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) in principal amount of Debentures of such series voted on the resolution; or

               (ii) in the case of action taken or power exercised by instrument in writing under Section 11.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the outstanding Debentures of such series.

     (2) If in the opinion of counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 11.15, does not adversely affect the rights of the holders of Debentures of one or more particular series or maturities, the provisions of this Article 11 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

     (3) A proposal (i) to extend the maturity of Debentures of any particular series or reduce the principal amount thereof or the rate of interest or redemption premium thereon, (ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding, or (iii) to reduce with respect to holders of Debentures of any particular series any percentage stated in Sections 1.1, 8.5, 11.4, 11.5, 11.6, 11.7, 11.13 or 11.15 or in this Section 11.17, shall be deemed to especially affect the rights of the holders of Debentures of such series, as the case may be, in a manner substantially differing from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

                                   ARTICLE 12

                             SUPPLEMENTAL INDENTURES

SECTION 12.1 Execution of Supplemental Indentures. From time to time the Bank (when authorized by a resolution of its directors) and the Trustee may, subject to the provisions of this Trust Indenture, and they shall, when so directed by this Trust Indenture, execute and deliver by their proper officers, indentures or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

          (a) establishing the terms of any subsequent series of additional Debentures and the forms and denominations in which they may be issued as provided in Article 2;

          (b) adding to the covenants of the Bank herein contained for the protection of the holders of the Debentures, or of the Debentures of any series, and providing for events of default in addition to those specified in Article 8 if, in the opinion of the Trustee, such addition will not be prejudicial to the interests of Debentureholders generally;

          (c) evidencing the succession of successor banks to the Bank and the covenants of and obligations assumed by such successor banks in accordance with the provisions of Article 10;

          (d) giving effect to any Extraordinary Resolution passed as provided in Article 11;

          (e) adding to or altering the provisions hereof in respect of the registration and transfer of Debentures, making provision for the issue of Debentures in forms or denominations other than those herein provided for and for the exchange of Debentures of different forms and denominations, and making any modifications in the forms of the Debentures and coupons which in the opinion of the Trustee do not affect the substance thereof;

          (f) making any additions to, deletions from or alterations of the provisions of this Trust Indenture which the Bank or the Trustee may deem necessary or advisable and which, in the opinion of the Trustee, do not adversely affect in any material respect the interests of the holders of the Debentures, or any series or maturity or any part of a series or maturity thereof then outstanding, or the rights and powers of the Trustee, including without limiting the generality of the foregoing such additions, deletions and alterations, including provision for the appointment of an additional trustee or a co-trustee in any jurisdiction, as would be required to comply with the provisions relating to trust indentures contained in any applicable legislation in any jurisdiction in which the Bank may desire to sell the Debentures;

          (g) making any additions to, deletions from or alterations of the provisions of this Trust Indenture which in the opinion of counsel may from time to time be necessary or advisable to conform the same to applicable legislation as that term is defined in Subsection 13.1(1); and

          (h) for any other purpose not inconsistent with the terms of the Trust Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee or of the Debentureholders are in no way prejudiced thereby.

SECTION 12.2 No Conflict with Supplemental Indenture.

     If a term contained in this Trust Indenture shall conflict or be inconsistent with any term of a supplemental indenture in relation to a series of additional Debentures, the terms of such supplemental indenture shall govern as the same relates to the series of additional Debentures created thereby; provided however, that the terms and provisions of such supplemental indenture may modify or amend the terms and provisions of this Trust Indenture solely as applied to such series.

                                   ARTICLE 13

                             CONCERNING THE TRUSTEE

SECTION 13.1 Trust Indenture Legislation.

     (1) In this Article 13, the term "applicable legislation" means the provisions, if any, of the Bank Act and any statute that may be substituted therefor as from time to time amended and any other statute of Canada or a province thereof, and of regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations, including banks, issuing debt obligations under trust indentures, to the extent that such provisions are in the opinion of counsel at the time in force and applicable to this Trust Indenture.

     (2) If and to the extent that any provision of this Trust Indenture limits, qualifies or conflicts with a mandatory requirement of applicable legislation, such mandatory requirement shall prevail.

     (3) The Bank and the Trustee agree that each will at all times in relation to this Trust Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of applicable legislation.

SECTION 13.2 Rights and Duties of Trustee.

     (1) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Trust Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Debentureholders and shall exercise the care, diligence and skill a reasonably prudent trustee would exercise in comparable circumstances.

     (2) Subject only to Subsection 13.2(1), the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Trust Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

     (3) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them, for which Debentures the Trustee shall issue receipts.

     (4) The Trustee will not be in contravention of the provisions of Subsection 13.2(1) above if it acts and relies in good faith upon certificates, opinions, reports, resolutions or notices furnished pursuant to the provisions of this Article 13 or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder if such certificates, opinions, reports, resolutions or notices comply with the provisions of Sections 13.3 and
13.4 below, if applicable, and with any other applicable provisions of this Trust Indenture.

SECTION 13.3 Evidence of Compliance.

     (1) The Bank shall furnish to the Trustee evidence of compliance with every covenant, condition or other requirement relating to any action required or permitted to be taken by the Bank or the Trustee under this Trust Indenture or as a result of any obligation imposed under this Trust

Indenture, including without limitation, the creation, issue, certification and delivery of Debentures hereunder, the satisfaction and discharge of this Trust Indenture and any act to be done by the Trustee at the request of the Bank, forthwith if and when:

          (a) such evidence is required to be furnished to the Trustee in accordance with the terms of this Trust Indenture, or

          (b) the Trustee, in the exercise of its rights and duties under this Trust Indenture, gives the Bank written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

     (2) Evidence of compliance with any covenant, condition or other requirement relating to the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Trust Indenture or any act to be done by the Trustee at the request of the Bank shall consist of:

          (a) a certificate of the Bank stating that any such covenant, condition or other requirement has been complied with in accordance with the terms of this Trust Indenture;

          (b) in the case of any covenant, condition or other requirement compliance with which is subject to the review or examination by legal counsel, an opinion of counsel that the covenant, condition or other requirement has been complied with in accordance with the terms of this Trust Indenture; and

          (c) in the case of any covenant, condition or other requirement compliance with which is subject to the review or examination of auditors or accountants, an opinion or report of the Bank's auditors or any other duly, licensed independent accountant or accountants, in either case approved by the Trustee, that the covenants, conditions or other requirements have been complied with in accordance with the terms of this Trust Indenture.

     (3) Evidence of compliance required under Subsection 13.3(2) shall include a statement of the persons giving the evidence:

          (a) that such persons have read and understand the provisions of this Trust Indenture under which such evidence of compliance is required;

          (b) describing the nature and scope of the examination or investigation on which such persons based the certificate or opinions;

          (c) declaring that, in the belief of the persons giving the evidence, such persons have made such examination or investigation as such persons believe necessary to enable the statements to be made or the opinions contained or expressed therein to be given; and

          (d) stating whether in the opinion of such persons such covenant, condition or other requirement has been complied with or satisfied.

     (4) Evidence of compliance, other than evidence relating to the matter referred to in Subsection 13.3(2) required to be furnished to the Trustee in accordance with the terms of this Trust Indenture, may consist of a report or opinion of any counsel, auditor, accountant, engineer or appraiser or any other person (including a director or officer or employee of the Bank) whose qualifications give authority to a statement made by that person, as the Trustee may reasonably require. Evidence of compliance required by the Trustee in the exercise of its rights and duties under this Trust Indenture, shall be, so far as appropriate, in accordance with Subsection 13.3(2). Any opinion made or given by counsel, the Bank's auditors or accountants under Subsections 13.3(2) or 13.3(4) may be based, insofar as it relates to factual matters on information with respect to which is in the possession of the Bank, upon the certificate or opinion of or representations by an officer or officers of the Bank, unless such counsel, auditors or accountants know, or in the exercise of reasonable care should have known, that the certificate or opinion or representations with respect to the matters upon which the certificate or opinion is based as aforesaid is or are erroneous.

SECTION 13.4 Evidence, Experts and Advisers.

     (1) In addition to the reports, certificates, opinions and other evidence required by this Trust Indenture, the Bank shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by the Bank Act and applicable legislation or as the Trustee may reasonably require by written notice to the Bank.

     (2) In the exercise of its rights, duties and obligations, the Trustee may, if it is acting in good faith, rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon certificates of the Bank, statutory declarations, opinions, reports, or other evidence furnished to the Trustee pursuant to any provision hereof or pursuant to a request of the Trustee provided that such statutory declarations, opinions, reports or certificates comply with the provisions of this Trust Indenture and the Trustee examines the same in order to determine if they indicate such compliance

     (3) Any instrument which this Trust Indenture requires or permits to be signed or executed by Debentureholders or any of them (including a Debentureholders' Request) may be in any number of instruments of similar tenor and may be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such instrument, or of a writing appointing any such attorney or (subject to the provisions of

Section 11.9 hereof with regard to voting at meetings of Debentureholders) of the holding by any person of unregistered Debentures shall be sufficient for any purpose of this Trust Indenture if made in the following manner:

          (a) the fact and date of the execution by any person of such instrument or writing may be proved:

               (i) by the certificate of any notary public or other official authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made, that the person signing such instrument or writing acknowledged the execution thereof;

               (ii) by an affidavit of a witness of such execution; or

               (iii) in any other manner which the Trustee may consider
                    adequate;

          (b) the fact of the holding by any person of unregistered Debentures and the amounts, designations and numbers thereof and the date of holding the same may be proved by deposit with the Trustee of.

               (i)  such Debentures; or

               (ii) a certificate executed by any bank, banker, trust company or other depository satisfactory to the Trustee, certifying that on the date therein mentioned, such person had on deposit with such depository the Debentures described in such certificate and that such Debentures will remain so deposited until the surrender or cancellation of the certificate.

The ownership of registered Debentures shall be proved by the registers as hereinbefore provided.

The Trustee shall not be bound to recognize any person as the holder of unregistered Debentures unless and until the person's title thereto is proved as provided in this Subsection 13.4(3).

The Trustee may, in its discretion, require further proof of matters referred to in this Subsection 13.4(3) in cases where it deems further proof desirable or may accept such other proof as it shall consider proper notwithstanding this Subsection 13.4(3).

     (4) The Trustee may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration and costs for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any negligence or misconduct on the part of any of them.

     (5) The Trustee may in relation to this Trust Indenture act on the opinion or advice of or information obtained from any counsel, auditor, accountant, valuer, surveyor, engineer, broker, auctioneer or other expert, whether obtained by the Trustee or by the Bank or otherwise.

     (6) Whenever by this Trust Indenture the Trustee is authorized to employ counsel, the costs of such counsel need not be assessed unless the Trustee or the Bank shall deem it necessary to assess the same, but may be fixed by the Trustee and paid as a lump sum whether incurred before or after a declaration has been made under Section 8.3 hereof or before or during proceedings taken to enforce the provisions of this Trust Indenture and no costs paid in good faith by the Trustee under the provisions of this Subsection 13.4(6) shall be disallowed in the taking of any accounts by reason only of the fact that such costs are greater than they might have been if taxed or by reason of their not having been assessed but such costs so paid by the Trustee shall be allowed and paid to the Trustee. For greater certainty, the cost of any such taxation or assessment of cost shall be borne by the Bank.

SECTION 13.5 Documents, Moneys, etc., Held by Trustee. Any securities, moneys, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults; of the Trustee or of the Bank or of any other Canadian chartered bank or deposited for safekeeping with any such bank. Pending the application or withdrawal of any moneys so held under any provision of this Trust Indenture, the Trustee, unless it is herein otherwise expressly provided, may deposit the same in the name of the Trustee in the Bank or in any other Canadian chartered bank at the rate of interest, if any, then current on similar deposits or, with the consent Bank, may deposit such moneys in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof at a rate of interest then current on similar deposits, or invest such moneys in obligations issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of the Bank or of any other Canadian chartered bank or loan or trust company. In respect of moneys held by the Trustee after an Event of Default, all moneys shall be deposited in the name of the Trustee in a
Schedule I Canadian chartered bank, other than the Bank at the rate of interest then current on similar deposits or invested in obligations issued or guaranteed by the Government of Canada or any Schedule I Canadian chartered bank (other than the Bank) maturing not more than one year from the date of investment. Unless an Event of Default shall have occurred and be continuing, all interest or other income received by the Trustee in respect of such deposits and investments shall be for the account of and belong to the Bank provided, however, that the Trustee may apply such interest and other income to pay amounts howsoever payable hereunder (including without limitation the remuneration and expenses of the Trustee).

SECTION 13.6 Action by Trustee to Protect Interests. The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Debentureholders, subject to receipt of sufficient funds and the indemnity as provided in Subsection 13.2(2).

SECTION 13.7 Trustee not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts or its conduct or administration hereunder.

SECTION 13.8 Protection of Trustee. By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

     (1) The Trustee shall not be liable for or by any reason of any statements of fact or recitals in this Trust Indenture or in the Debentures (except the representation contained in Section 13.10 or in the certificate of the Trustee on the Debentures) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Bank.

     (2) Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Trust Indenture or any instrument ancillary or supplemental hereto.

     (3) The Trustee shall not be bound to give notice to any person or persons of the execution hereof.

     (4) The Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Bank of any of the covenants herein contained or of any acts of the agents or servants of the Bank.

     (5) Subject to Section 13.10, the Trustee in its personal capacity or any other capacity may buy, sell, lend upon and deal in securities of the Bank and in the Debentures either with the Bank or otherwise and generally may contract and enter into financial transactions with the Bank or otherwise, without being liable to account for any profit made thereby.

     (6) The Trustee shall not be bound to act in accordance with any direction or request of the Bank until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

     (7) The Trustee shall not be required to act or refrain from acting pursuant to a request from the Bank or, subject to Subsection 13.2(2), the Debentureholders pursuant to an Extraordinary Resolution, or to take any measures to enforce this Trust Indenture or any covenant herein contained until furnished with sufficient funds for the purpose and/or an indemnity to its reasonable satisfaction.

     (8) The Bank shall indemnify and agrees to hold the Trustee, its directors, officers and employees harmless from and against any and all taxes, charges, costs, expenses, damages, claims, demands and liabilities to which they, or any of them, may become subject, including legal and accounting costs for or in respect of anything done or omitted to be done in connection with this Trust Indenture, except such as may arise from the negligence, willful misconduct or lack of good faith of the Trustee, its directors, officers and employees, such indemnification to survive the resignation or removal of the Trustee and the termination of this Trust Indenture and any trust created hereby.

     (9) The Trustee shall not be required to take notice or be deemed to have notice or actual knowledge of any matter hereunder, including an Event of Default, unless the Trustee shall have received from the Bank or a Debentureholder written notice stating the matter in respect of which the Trustee should have notice or actual knowledge.

SECTION 13.9 Replacement of Trustee. The Trustee may resign its, trust and be discharged from all further duties and liabilities hereunder by giving to the Bank not less than 90 days' notice in writing or such shorter notice as may be required to comply with Section 13.10 or as the Bank may accept as sufficient. In the event of the Trustee resigning or being removed by the Debentureholders by Extraordinary Resolution or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Bank shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders; failing such appointment by the Bank, the retiring Trustee or any Debentureholder may apply to a Justice of the Ontario Court (General Division), or successor court thereto, on such notice as such Justice may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Bank shall be subject to removal as aforesaid by the Debentureholders. Any new Trustee appointed under any provision of this Section
13.9 shall be a company to which the Trust and Loan Companies Act (Canada), or any statute enacted hereafter in substitution therefor, as such Act or substituted statute may be amended from time to time, applies or a body corporate authorized to carry on the business of a trust company in the Province of Ontario and there shall not exist a material conflict of interest in its role as a fiduciary under this Trust Indenture. On any such appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Bank, all such conveyances or other instruments as may, is the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Trustee. The Trustee shall immediately make available to the new Trustee all books and records whether written or otherwise recorded, relating to the administration by the Trustee of the trusts herein provided, which books and records are required by the new Trustee for the proper and efficient administration of the trusts herein provided.

Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Trust Indenture without the execution of any instrument or any further act; provided that such successor Trustee shall be a corporation qualified to carry on the business of a trust company in each of the provinces of Canada and shall not have a material conflict of interest in its role as a fiduciary under this Trust Indenture and any other role.

SECTION 13.10 Conflict of Interest. The Trustee represents that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and any other role and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder.

SECTION 13.11 Acceptance of Trust. The Trustee hereby accepts the trusts in this Trust Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

                                   ARTICLE 14

                                     NOTICES

SECTION 14.1 Notice to Debentureholders. Unless herein otherwise expressly provided, any notice to be given hereunder to Debentureholders shall be deemed to be validly given:

     (a) to the holders of registered Debentures if delivered to or sent by first class mail, postage prepaid, addressed to such holders at their respective addresses appearing on the register maintained under
          Article 3; and if in the case of joint holders of any Debentures more than one address appears in the register in respect of such joint holding, such notice shall be addressed only to the first address so appearing, and any notice so given shall be sufficient notice to all holders of such Debentures; and

     (b) to the holders of unregistered Debentures if such notice is published twice in a daily newspaper of general circulation in the English and French language in the City of Montreal and in the English language in each of the cities of Halifax, Toronto, Winnipeg, Regina, Calgary and Vancouver, and in such other cities, if any, as may be required by the Trustee, provided that the second publication shall not be less than three Business Days after the first publication.

Any notice so given shall be deemed to have been given, if delivered, on the first Business Day after the delivery, or if mailed, five Business Days after the date of mailing providing that during any general postal disruption, notice may be given by delivery as aforesaid or in such other manner as the Trustee may approve. Any notice so given by publication shall be deemed to have been given on the day on or by which it has first been published in each of the cities in which publication thereof was required under the foregoing provisions. In determining under any provision hereof the date when notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder shall not invalidate any action or proceeding founded thereon.

SECTION 14.2 Notice to the Trustee. Any notice to the Trustee under the provisions of this Trust Indenture shall be valid and effective if delivered to an officer of the Trustee or if sent by registered mail, postage prepaid, or by facsimile transmission or other electronic communication (with receipt confirmed) addressed to the Trustee at its principal office in Toronto at 302 Bay Street, Toronto, Ontario MSX 1A1, Attention: Senior Manager, Indenture Trust. Any notice given by delivery will be deemed to have been given on the first Business Day after delivery and, if given by registered mail, on the fifth Business Day following the mailing as aforesaid and, if given by facsimile transmission or other electronic communication (with receipt confirmed), on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. The Trustee may from time to time notify the Bank of a change in address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this Trust Indenture.

SECTION 14.3 Notice to the Bank. Any notice to the Bank under "the provisions of this Trust Indenture shall be valid and effective if delivered to an officer of the Bank or if sent by registered mail, postage prepaid, or by facsimile transmission or other electronic communication (with receipt confirmed) addressed to the Bank at First Canadian Place, Toronto, Ontario, M5X 1A1, Attention of the Secretary. Any notice given by delivery will be deemed to have been given on the first Business Day after delivery and, if given by registered mail, on the fifth Business Day following the mailing as aforesaid and, if given by facsimile transmission or other electronic communication (with receipt confirmed), on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. The Bank may from time to time notify the Trustee of a change in address which thereafter, until changed by like notice, shall be the address of the Bank for all purposes of this Trust Indenture.

SECTION 14.4 Mail Service Interruption. If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee or to the Bank would reasonably be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if delivered to an officer of the party to which it is addressed or given by facsimile transmission or other written telecommunication.

                                   ARTICLE 15

                          FORM OF SERIES 19 DEBENTURES

SECTION 15.1 Form of Series 19 Debentures. The following is the form of Series 19 Debentures referred to in Section 2.4.

                                  ENGLISH TEXT

             THIS IS NOT A DEPOSIT INSURED UNDER THE CANADA DEPOSIT
                            INSURANCE CORPORATION ACT

No. 19R                                                               $_________

                                BANK OF MONTREAL
                     (Incorporated under the laws of Canada)
                      7.40 % DEBENTURE, SERIES 19, DUE 2011
                           (subordinated indebtedness)

     BANK OF MONTREAL (the "Bank"), for value received, hereby acknowledges itself indebted and promises to pay to ________________________________________

     or registered assigns on March 14, 2011 the principal sum of

                                                             DOLLARS ($________)

in lawful money of Canada at any branch in Canada of the Bank, at the holder's option, and until payment of the said principal, sum to pay interest thereon at the rates of interest and on the dates hereinafter provided from the date hereof, or from the last interest payment date to which interest shall have been paid or made available for payment on the Series 19 Debentures, whichever is the later, at the same places in like money. The Series 19 Debentures bear interest at the rate of 7.40% per annum from and including the date of issue to but excluding March 14, 2006, payable monthly in arrears on the fourteenth day of each month, with overdue interest, if any, at the same rate after as well as before default in the payment of principal or interest. The first payment of interest will be made on January 14, 1996, and will represent interest from the date of issue. From March 14, 2006, the Series 19 Debentures will bear interest at a rate per annum equal to the 90 day Bankers' Acceptance Rate (as defined in the Trust Indenture hereinafter referred to) plus 1.00%, payable quarterly in arrears on June 14, September 14, December 14 and March 14 in each year ("Interest Payment Dates") commencing June 14, 2006 with overdue interest, if any, in respect of any quarterly interest period at the rate applicable to such quarterly period after as well as before default in the payment of principal or interest.

     As the interest matures, the Bank (except in case of payment at maturity, in which case payment of interest may, at the option of the Bank, be made upon surrender of this Debenture) shall forward to the registered address of the holder hereof by prepaid mail, prior to the applicable interest payment date, a cheque for such interest drawn on the Bank and payable at any branch in Canada of the Bank at the holder's option, or by such other means as may become customary for the payment of interest on bank subordinated indebtedness.

     This Debenture is one of the Debentures of the Bank issued or issuable in one or more series under the provisions of a trust indenture (the "Trust Indenture") dated as of December 14, 1995 between the Bank and The Trust Company of Bank of Montreal, as trustee (the "Trustee"). The 7.40% Debentures, Series 19, Due 2011 (herein sometimes referred to as the "Series 19 Debentures"), of which this is one, are limited to an aggregate principal amount of $125,000,000 in lawful money of Canada and mature on March 14, 2011.

     The Series 19 Debentures are direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the Bank Act (Canada), and rank equally and rateably with all debentures of the Bank from time to time issued and outstanding under the Trust Indenture, the trust indenture dated as of February 1, 1978, including all instruments supplemental thereto, and the trust indenture dated as of July 23, 1986 (collectively, the "Indentures"). The indentures provide that in the event of the insolvency or winding-up of the Bank, the indebtedness evidenced by all debentures issued thereunder, including the Series 19 Debentures, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank; except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by all such debentures. Reference is made to the Trust Indenture for a further statement of the rights of the holders of Series 19 Debentures, of the Bank and of the Trustee and the terms and conditions upon which the Series 19 Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series 19 Debentures are not redeemable for any purpose prior to March 14, 2006. Subject to the provisions of the Bank Act (Canada), including the prior approval of the Superintendent of Financial Institutions, the Bank may redeem all but not less than all of the Series 19 Debentures on March 14, 2006 or on any Interest Payment Date thereafter, on not less than 30 days nor more than 60 days notice, all as provided in the Trust Indenture, at 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption.

     The Bank, with the prior approval of the Superintendent of Financial Institutions, shall have the right, at any time after the fifth anniversary of the date of issue of the Series 19 Debentures, to purchase Series 19 Debentures in the market, by tender or by private contract at any price.

     On March 14, 2006 (the "Series 19 Conversion Date"), the registered holder of this Series 19 Debenture may, but only upon notice from the Bank, which may be given only with the prior approval of the Superintendent of Financial Institutions, convert (the "Series 19 Conversion Option") all, but not less than all, of this Series 19 Debenture into an equal aggregate principal amount of New Debentures (as defined in the Trust Indenture). If given, such notice from the Bank shall be given to the registered holders of the Series 19 Debentures not less than 30 days nor more than 60 days prior to the Series 19 Conversion Date, all as provided in the Trust Indenture, and such holders shall thereupon have the option to effect such conversion on the terms and conditions set forth in the Trust Indenture. The Series 19 Conversion Option may be exercised by the holder completing the Exercise of Conversion Option form which appears on the reverse side hereof and delivering and surrendering this Series 19 Debenture to the Trustee, or its agent, at any one of its principal offices in the cities hereinafter mentioned or at such other places as may be designated in the Bank's notice at or prior to 4:00 p.m. (local time) on the Series 19 Conversion Date. Exercise of the Series 19 Conversion Option is irrevocable.

     The Trust Indenture provides, among other things, for: (a) the acceleration of the maturity of this Series 19 Debenture in the case of an Event of Default (as defined in the Trust Indenture), and (b) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

     The Series 19 Debenture shall be transferable through the facilities of the Trustee, or its agent, in the cities of Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver, and at such other places as may be designated from time to time by the Bank with the approval of the Trustee, and it may be transferred only by the registered holder hereof or his attorney duly authorized in writing.

     This Series 19 Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF this Series 19 Debenture has been duly executed, the corporate seal of the Bank affixed hereon and dated December 14, 1995.

BANK OF MONTREAL


By:                                     And:
    ---------------------------------        -----------------------------------
    Chairperson                              Secretary

                               (Form of Transfer)

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

-------------------------------------
(Name of New Holder)

-------------------------------------
(Full Postal Address)

this Series 19 Debenture, and hereby irrevocably authorizes and directs the Trustee to transfer this Series 19 Debenture on the register of holders into the name of the new holder herein designated.

Dated
      ----------------

Signature guaranteed by:


-------------------------------------   ----------------------------------------
Signature of Guarantor**                Signature of Transferring
                                        Registered Holder*

                         (Form of Trustee's Certificate)

                              TRUSTEE'S CERTIFICATE

This Debenture is one of the Series 19 Debentures of Bank of Montreal issued under the Trust Indenture within mentioned.

                                        THE TRUST COMPANY OF BANK OF MONTREAL


                                        By:
                                            ------------------------------------
                                            Authorized Signatory

* The signature must correspond with the name of the registered holder as it appears on the register.

** The guarantor must be a Canadian chartered bank, trust company or member of a recognized stock exchange.

                (Form of Exercise of Series 19 Conversion Option)

                     EXERCISE OF SERIES 19 CONVERSION OPTION

     The undersigned, being the registered holder of this Series 19 Debenture, hereby elects to convert this Series 19 Debenture into an equal aggregate principal amount of New Debentures of Bank of Montreal on the Conversion Date and hereby irrevocably delivers and surrenders this Series 19 Debenture to The Trust Company of Bank of Montreal, as Trustee, or its agent, for conversion.

Date
     ---------------------

Signature guaranteed by:


-------------------------------------   ----------------------------------------
Signature of Guarantor**                Signature of Registered Holder*

* The signature must correspond with the name of the registered holder as it appears on the register.

** The guarantor must be a Canadian chartered bank, trust company or member of a recognized stock exchange.

                                   FRENCH TEXT

LA PRESENTE NE CONSTITUE PAS UN DEPOT ASSURE EN VERTU DE LA LOI SUR LA SOCIETE D'ASSURANCE-DEPOTS DU CANADA

No 19 R                                                                   $_____

                               BANQUE DE MONTREAL

                    (Constituee en vertu des lois du Canada)

                   DEBENTURE 7,40%, Serie 19, ECHEANT EN 2011
                               (titre secondaire)

     BANQUE DE MONTREAL (la"Banque"), pour valeur recue, reconnait par les presentes devoir et promet de payer a ou a ses ayants droit inscrits, le 14 mars 2011, le montant en capital de

                                                                DOLLARS( _____$)

en monnaie legale du Canada a toute succursale de la Banque au Canada, au gre du porteur, et de payer l'interet sur ce montant aux taux d'interet et aux dates prevus ci-apres a compter de la plus tardive de la date des presentes ou de la demiere date de paiement d'interet a laquelle l'interet aura ete paye ou offert en paiement sur les debentures de la serie 19, jusqu'au parfait paiement de ce montant, en meme monnaie et aux memes endroits. Les debentures de la serie 19 portent interet au taux de 7,40% par annee a compter de la date d'emission, inclusivement, jusqu'au 14 mars 2006, exclusivement, payable mensuellement et non a l'avance le 14 jour de chaque mois avec interet au meme taux sur l'arriere d' interet, s'il y a lieu, apres comme avant tout defaut de paiement du capital ou de l'interet. Le premier paiement de l'interet s'effectuera le 14 janvier 1996 et representera l'interet a compter de la date d'emission. A partir du 14 mars 2006, les debentures de la serie 19 porteront interet a un taux annuel equivalent au taux des acceptations bancaires de 90 jours (tel que defini a l'acte de fiducie mentionne ci-apres) majore de 1,00%, payable trimestriellement et non a l'avance les 14 juin, 14 septembre, 14 decembre et 14 mars de chaque annee (les "dates de paiement d'interet"), a compter du 14 juin 2006, avec intret sur l'arriere d'interet, s'il y a lieu, relativement a toute periode d'interet trimestrielle, au taux applicable a cette periode d'interet trimestrielle, apres comme avant tout defaut de paiement du capital ou de l'interet.

     Selon l'echeancier de l'interet (sauf lors du paiement a l'echeance, auquel cas le paiement de l'interet pourra, au gre de la Banque, etre effectue sur remise de la presente debenture), la Banque en effectuera le paiement en expedient en expedient par courier affranchi a `l adresse inscrite du porteur de la presente, avant la date de paiement d'interet applicable, un cheque pour l'interet alors du tire sur la Banque et encaissable a toute succursale de la Banque au Canada, au gre du porteur, ou de.

toute autre maniere qui sera d'usage pour le paiement de l'interet sur des titres secondaires de banque.

     Cette debenture est l'une des debentures de la Banque emises ou pouvant etre emises en une ou plusieurs series en vertu des dispositions d'un acte de fiducie (l' "acte de fiducie") intervenu en date du 14 decembre 1995 entre la Banque et la Societe de fiducie Banque de Montreal, a titre de fiduciaire (le "fiduciare"). Les debentures 7,40%, serie 19, echeant en 2011 (quelquefois designees ci-apres les "debentures de la serie 19"), dont cette debenture fait partie, sont limitees a un montant en capital global de 125 000 000 $ en monnaic legale du Canada et viennent a echeance le 14 mars 2011.

     Les debentures de la serie 19 constituent des obligations directes et non garanties de la Banque ainsi que des titres secondaires au sens de la Loi sur les banques (Canada). Elles ont egalite de rang avec toutes les debentures de la Banque emises et en circulation de temps a autre en vertu de l'acte de fiducie, de l'acte de fiducie en date du 1__ fevrier 1978, ainsi que tous les actes supplementaires, et de l'acte de fiducie en date du 23 juillet 1986 (collectivement, les "actes de fiducie"). Les actes de fiducie prevoient qu'en cas d'insolvabilitie ou de liquidation de la Banque, la dette constatee par toutes les debentures emises en vertu de ceux-ci, y compris les debentures de la serie 19, sera subordonnee, quant au droit de paiement, au paiement prioritaire et integral du passif-depots de la Banque, sauf des elements de passif qui, selon leurs modalites, ont un rang egal ou subordonne a la dette constatee par toutes ces debentures. Il y a lieu de se reporter a l'acte de fiducie pour le detail des droits des porteurs de debentures de la serie 19, ceux de la Banqueet du fiduciaire et pour les modalites en vertu desquelles les debentures de la serie 19 sont emises et detenues, a l'ensemble desquels le porteur de cette debenture acquiesce par son acceptation des resentes.

     Les debentures de la serie 19 ne peuvent en aucun cas etre remboursees par anticipation avant le 14 mars 2006. Sous reserve des dispositions de la Loi sur les banques (Canada), y compris l'approbation prealable du Surintendant des institutions financiers, la Banque peut, a son gre, rembourser par anticipation la totalite, mais non moins de la totalite, des debentures de la serie 19 le 14 mars 2006 ou a toute date de paiement d'interet par la suite, moyennant un avis prealable d'au moins 30 jours et d'au plus 60 jours, ainsi qu'il est prevu dans l'acte de fiducie, au pair majore des interests courus et impayes a la date fixee pour le remboursement.

     Apres la cinquieme anniversaire de la date d'emission des debentures de la serie 19, la Banque peut, avec l'approbation prealable du Surintendant des institutions financiers, acheter les debentures de la serie 19 sur le marche libre, ou par appel d'offres ou par convention privee, a quelque prix que ce soit.

     Le 14 mars 2006 (la "date de conversion"), le porteur inscrit de cette debenture de la serie 19 peut, a condition d'avour recu un avis de la Banque, lequel ne peut etre donne qu'avec l'approbation prealable du Surintendent des institutions financiers, convertir ("l'option de conversion") la totalite, mais non moins de la totalite, de cette debenture de la serie 19 en un montant en capital global equivalent de nouvelles debentures (telles qu'elles sont defines dans l'acte de fiducie). Le cas echeant, cet avis de la Banque sera donne aux porteurs inscrits des debentures de la serie 19 au moins 30 jours et au plus 60 jours avant la date de conversion, ainsi qu'il est prevu dans l'acte de fiducie, et ces porteurs auront alors l'option d'effectuer cette conversion selon les modalites prevues dans l'acte de fiducie. L'option de conversion peut etre levee par le porteur en remplissant le formulaire de levee de l'option de conversion qui se trouve au verso de la presente et en livrant et cedant cette debenture de la serie 19 au fiduciaire ou son mandataire a l'un de leurs bureaux principaux dans les villes mentionnees ci-apres ou'a tout autre endroit mentionne dans l'avis de la Banque au plus tard a 16 h (heure de Toronto) a la date de conversion. La levee de l'option de conversion est irrevocable.

     L'acte de fiducie prevoit, entre autres: (a) la decheance du terme de cette debenture de la serie 19 en cas de defaut (tel que defini dans l'acte de fiducie) et (b) la tenue d'assemblees des porteurs de debentures et l'assujettissement de tous les porteurs de debentures a certaines decisions prises a ces assemblees.

     Cette debenture de la serie 19 est transferable aux bureaux principaux du fiduciaire, ou de son mandataire, a Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary ou Vancouver, et a tels autres endroits que la Banque pourra designer de temps a autre avec l'approbation du fiduciaire, et ne peut etre transferee que par son porteur inscrit ou son fonde de pouvoir dument autorise par ecrit.

     Cette debenture de la serie 19 ne prend effet que lorsqu'elle est attestee par le fiduciaire ou en son nom.

     EN FOI DE QUOI, cette debenture de la serie 19 a ete dument signee et le sceau de la Banque y a ete appose en date du 14 decembre 1995.

BANQUE DE MONTREAL


Par:                                    et:
     --------------------------------       ------------------------------------
     President du conseil                   Secretaire

                               (Form of Transfer)

            POUR VALEUR RECUE, le soussigne vend, cede et transfere a


-------------------------------------
(Nom du nouveau porteur)


-------------------------------------
(Adresse postale)

la presente debenture de la serie 19 et par les presentes autorise irrevocablement le fiduciaire et lui ordonne de transferer cette debenture de la serie 19 dans le registre des porteurs au nom du nouveau porteur designe ci-dessus.


Le
   ----------------------------------


Signature attestee par:


-------------------------------------   ----------------------------------------
Signature du garant**                   Signature du porteur inscrit*

* Le signature doit correspondre au nom du porteur inscrit indique sur le registre des porteurs.

** Le garant doit etre une banque a charte canadienne, une societe de fiducie ou un membre d'une bourse reconnue.

                         (Form of Trustee's Certificate)

                            ATTESTATION DU FIDUCIAIRE

La presente debenture est une des debentures de la serie 19 emises par Banque de Montreal en vertu de l'acte de fiducie mentionne aux presentes.

                                        SOCIETE DE FIDUCIE
                                        BANQUE DE MONTREAL
                                                                      Fiduciaire


                                        Par:
                                             -----------------------------------
                                             Signataire autorise

                     (Form of Exercise of Conversion Option)

                         LEVEE DE L'OPTION DE CONVERSION

     Le soussigne, etant le porteur inscrit de cette debenture de la serie 19, choisit par les presentes de convertir cette debenture de la serie 19 en un montant en capital global equivalent de nouvelles debentures de Banque de Montreal a la date de conversion et livre et cede irrevocablement cette debenture de la serie 19 a Societe de fiducie Banque de Montreal, le fiduciaire, ou son mandataire, aux fins de conversion.

Le
   ----------------------------------

Signature attestee par:


-------------------------------------   ----------------------------------------
Signature du garant**                   Signature du porteur inscrit*

* Le signature doit correspondre au nom du porteur inscrit indique Osur le registre des porteurs.

** Le garant doit etre une banque a charte canadienne, une societe de fiducie ou un membre d'une bourse reconnue.

                                   ARTICLE 16
                                    EXECUTION

     SECTION 16.1 Counterparts and Formal Date. This Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of December 14, 1995.

     IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

BANK OF MONTREAL - BANQUE DE MONTREAL


By (Signed) /s/ Illegible
            -------------------------


And (Signed) /s/ Illegible
             ------------------------


THE TRUST COMPANY OF BANK OF MONTREAL
- SOCIETE DE FIDUCIE BANQUE DE
MONTREAL


By (Signed) /s/ Illegible
            -------------------------


And (Signed) /s/ Illegible
             ------------------------